Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-159372
CALCULATION OF REGISTRATION FEE

	Proposed Maximum
	Aggregate Offering	Amount of
Title of Each Class of Securities to be Registered	Price	Registration Fee(1)
4.625% Notes due 2021	$250,000,000	$29,025
4.875% Notes due 2023	$250,000,000	$29,025
Total	$500,000,000	$58,050

(1)	Calculated in accordance with Rule 457(o), based on the proposed maximum aggregate offering price, and Rule 457(r) under the Securities Act of 1933, as amended.
Prospectus Supplement
(To Prospectus dated May 20, 2009)
$500,000,000
Camden Property Trust
$250,000,000 4.625% Notes due 2021
$250,000,000 4.875% Notes due 2023
_______________________
     The 2021 Notes will mature on June 15, 2021 and the 2023 Notes will mature on June 15, 2023. Interest on the Notes will be payable June 15 and December 15 of each year, beginning on December 15, 2011. We may redeem the Notes in whole or in part at any time or from time to time at the redemption prices described on page S-9 in the section entitled “Description of the Notes—Optional Redemption.” The Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000.
     The Notes will be our direct, senior, unsecured obligations and will rank equally with all our other unsecured and unsubordinated indebtedness from time to time outstanding.
     Investing in the Notes involves risk. See “Risk Factors” beginning on page S-3 of this prospectus supplement and incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2010.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
_________________

			Proceeds,
	Public Offering	Underwriting	Before
	Price	Discount	Expenses, to us
Per 2021 Note	99.404%	0.69%	98.754%
2021 Note Total	$248,510,000	$1,625,000	$246,885,000
Per 2023 Note	98.878%	0.675%	98.203%
2023 Note Total	$247,195,000	$1,678,500	$245,507,500
Total	$495,705,000	$3,312,500	$492,392,500
     The public offering prices and the proceeds to us set forth above do not include accrued interest, if any. Interest on the Notes will accrue from June 3, 2011.
     We expect that delivery of the Notes will be made to investors through the book-entry delivery system of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, société anonyme, and Euroclear Bank, S.A./N.V., as operator for the Euroclear System, against payment in New York, New York on or about June 3, 2011.
_________________
Joint Book-Running Managers

BofA Merrill Lynch Credit Suisse	Deutsche Bank Securities Morgan Stanley	J.P. Morgan Wells Fargo Securities
_________________
Co-Managers

Comerica Securities Scotia Capital	Morgan Keegan SunTrust Robinson Humphrey	PNC Capital Markets LLC US Bancorp
The date of this prospectus supplement is May 31, 2011.

     We have not authorized any person to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you, and, if given or made, you must not rely upon such information or representations as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus, nor any sale made under this prospectus supplement and the accompanying prospectus, shall under any circumstances create any implication that there has not been any change in our affairs since the date of this prospectus supplement or that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is correct as of any time subsequent to the date of such information.

Prospectus Supplement
Prospectus

i

SUMMARY
     This summary is not complete and may not contain all of the information that may be important to you in deciding whether to invest in the Notes. To understand this offering fully, you should carefully read the entire prospectus supplement and the accompanying prospectus and the documents incorporated by reference.
Our Business
     Camden Property Trust is a real estate investment trust (“REIT”) engaged in the ownership, development, construction, and management of multifamily apartment communities. As of March 31, 2011, we owned interests in, operated, or were developing 190 multifamily properties comprising 64,509 apartment homes across the United States. Of the 190 properties, three properties were under development, and when completed will consist of a total of 711 apartment homes. In addition, we own land parcels we may develop into multifamily apartment communities.
The Offering
     For a more complete description of the Notes specified in the following summary, please see “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus.

Securities offered	$250,000,000 aggregate principal amount of %4.625 Notes due June 15 2021 (the “2021 Notes”)

$250,000,000 aggregate principal amount of %4.875 Notes due June 15 2023 (the “2023 Notes”)

The 2021 and the 2023 Notes are collectively referred to in this prospectus supplement as the “Notes.”

Maturity	June 15, 2021 for the 2021 Notes

June 15, 2023 for the 2023 Notes

Interest payment dates	Semi-annually in arrears on June 15 and December 15, commencing on December 15, 2011.

Ranking	The Notes:

• will be our direct, senior, unsecured obligations;

• will rank equally with each other and with all of our other unsecured and unsubordinated indebtedness from time to time outstanding; and

• will be effectively subordinated to our mortgages and our other secured indebtedness and to indebtedness and other liabilities of our subsidiaries.

Use of proceeds	We intend to use the net proceeds of approximately $492.2, after deducting the underwriting discounts and other expenses, from the Notes, together with cash on hand, to repay our outstanding $500 million term loan. In conjunction with the repayment of the $500 million term loan, we will dedesignate an interest rate swap associated with the term loan and will recognize a non-cash charge of approximately $30 million in the second quarter of 2011. See “Use of Proceeds.”

Optional redemption	We may redeem some or all of the Notes at any time and from time to time at the redemption prices set forth on page S-9 in the section entitled “Description of the Notes—Optional Redemption.” If, however, we redeem Notes of either series 90 days or fewer prior to their maturity date, the redemption price will equal 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to the redemption date. See “Description of the Notes—Optional Redemption.”

Covenants	We will issue each series of Notes under an indenture with U.S. Bank National Association. The indenture, among other things, restricts our ability to:

• borrow money;

• use assets as security in other transactions; and

• sell certain assets or merge into other companies.

See “Description of the Notes—Limitations on Incurrence of Indebtedness.”

RISK FACTORS
     Before you decide whether to purchase any Notes, in addition to the other information in this prospectus supplement and the accompanying prospectus, you should carefully consider the risk factors set forth below and under the heading “Risk Factors” beginning on page 3 of our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference into this prospectus supplement and the accompanying prospectus, as the same may be updated from time to time by our future filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For more information, see the section entitled “Incorporation by Reference.”
     The Notes are effectively subordinated to all our existing and future secured debt and the debt and any preferred equity of our subsidiaries.
     The Notes will be our senior unsecured obligations and will rank equally with each other and with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The Notes will be effectively subordinated to our mortgages and other secured indebtedness to the extent of the assets securing such debt and to our subsidiaries’ indebtedness to the extent of the assets of those subsidiaries. If we become insolvent or are liquidated, or if payment of any of our secured debt is accelerated, the holders of that secured debt will be entitled to exercise the remedies available to secured lenders under applicable law, including the ability to foreclose on and sell the assets securing such debt to satisfy such debt. In any such case, our remaining assets may be insufficient to repay the Notes.
     Because we operate a significant portion of our business through subsidiaries, we derive revenues from, and hold assets through, those subsidiaries. In general, these subsidiaries are separate and distinct legal entities. These subsidiaries will have no obligation to pay any amounts due on our debt securities, including the Notes, or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or otherwise. Our right to receive any assets of any subsidiary in the event of a bankruptcy or liquidation of the subsidiary, and therefore the right of our creditors to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors, and any preferred equity holders of that subsidiary, in each case to the extent that we are not recognized as a creditor of such subsidiary. In addition, even where we are recognized as a creditor of a subsidiary, our rights as a creditor with respect to certain amounts are subordinated to other indebtedness of that subsidiary, including secured indebtedness to the extent of the assets securing such indebtedness.
     As of March 31, 2011, on a pro forma basis after giving effect to the issuance of the Notes offered hereby and the application of the proceeds from the offering, our and our subsidiaries’ total outstanding indebtedness would be approximately $2,474,520,000, of which approximately 57.4% would be unsecured.
     The Notes restrict, but do not eliminate, the ability to incur additional debt or take other action that could negatively impact holders of the Notes.
     Except as described under “Description of the Notes—Limitations on Incurrence of Indebtedness,”—Merger, Consolidation and Sale of Assets” and “—Covenants” below and under “Description of Debt Securities—Merger, Consolidation and Sale of Assets” and “ Description of Debt Securities—Covenants” in the accompanying prospectus, the Indenture does not contain any other provisions that would limit our ability to incur indebtedness or that would afford holders of the Notes protection if we were to engage in transactions such as a highly leveraged or similar transaction, a change of control or a reorganization, restructuring, merger or similar transaction. In addition, subject to the limitations set forth under “Description of the Notes—Limitations on Incurrence of Indebtedness,”—Merger, Consolidation and Sale of Assets” and “—Covenants” below and under “Description of Debt Securities—Merger, Consolidation and Sale of Assets” and “ Description of Debt Securities—Covenants” in the accompanying prospectus, we may, in the future, enter into transactions, such as the sale of all or substantially all of our assets or a merger or consolidation that would increase the amount of our indebtedness or substantially reduce or eliminate our assets, which may have an adverse effect on our ability to service indebtedness, including the Notes. We have no present intention of engaging in a highly leveraged or similar transaction.

     There is no current public market for the Notes.
     The Notes are a new issue of securities for which there is currently no trading market. We do not intend to apply for listing of the Notes on any securities exchange or for inclusion of the Notes in any automated quotation system. We cannot guarantee:
•	any trading market for the Notes will develop or be maintained;

•	the liquidity of any trading market that may develop for the Notes;

•	your ability to sell your Notes when desired or at all; or

•	the price at which you would be able to sell your Notes.
     Liquidity of any trading market for, and future trading prices of, the Notes will depend on many factors, including:
•	prevailing interest rates;

•	our operating results and cash flows;

•	credit rating or outlook changes; and

•	the market for similar securities.

USE OF PROCEEDS
     We estimate that we will receive net proceeds of approximately $492,2 from the sale of the Notes offered by this prospectus supplement, after deducting the underwriting discounts and our other expenses related to this offering. We intend to use the net proceeds, together with cash on hand, to repay our outstanding $500 million term loan. Our $500 million term loan matures in October 2011 and may be extended at our option to October 2012. The scheduled interest rate on the term loan is LIBOR plus 50 basis points, subject to certain conditions, and is currently fixed at 5.24% per annum through an interest rate swap. Affiliates of some of the underwriters of this offering are lenders under the term loan and, upon application of the net proceeds of this offering, will receive their proportionate shares of the amount of term loan repaid. Pending application of the net proceeds as described above, we may invest the proceeds in short-term securities.
     In conjunction with the repayment of the $500 million term loan, we will dedesignate an interest rate swap associated with the term loan and will recognize a non-cash charge of approximately $30 million in the second quarter of 2011. This charge represents the reclassification of accumulated other comprehensive loss associated with the interest rate swap previously reflected in our balance sheet. We intend to settle the liability associated with the swap obligation with the counterparty over the next 17 months. Upon the dedesignation of this interest rate swap, we are required to reflect immediately in earnings as either a gain or loss any future changes in the market value of this instrument, which will terminate no later than October 2012. The repayment of the term loan is also expected to result in our recognizing a non-cash charge of approximately $0.5 million in the second quarter of 2011 to write-off associated unamortized loan origination costs.
RATIO OF EARNINGS TO FIXED CHARGES
     The ratio of earnings to fixed charges for each of our last five fiscal years and the three months ended March 31, 2011 are presented below. We computed our ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, earnings have been calculated by adding fixed charges to income from continuing operations before income taxes. Fixed charges consist of interest costs, the interest portion of rental expense, other than on capital leases, estimated to represent the interest factor in this rental expense, the amortization of debt discounts and deferred financing charges and preferred distributions of subsidiaries.

	Three
	months
	ended
	March 31,	Year ended December 31,
	2011	2010	2009(1)	2008(2)	2007(3)	2006(4)
Ratio of earnings to fixed charges	1.24x	1.10x	0.49x	0.85x	1.18x	1.72x

(1)	We would have needed to generate $77,553,000 to achieve a coverage of one to one in 2009. Earnings include an $85,614,000 impact related to impairment associated with land development activities and a $2,550,000 impact related to loss on early retirement of debt. Excluding this impact, the ratio would be 1.07x.

(2)	We would have needed to generate $23,832,000 to achieve a coverage of one to one in 2008. Earnings include a $51,323,000 impact related to impairment associated with land development activities, a $13,566,000 impact related to gain on early retirement of debt, and a $2,929,000 impact related to gain on sale of properties, including land. Excluding this impact, the ratio would be 1.07x.

(3)	Earnings include a $1,447,000 impact related to impairment associated with land development activities. Excluding this impact, the ratio would be 1.19x.

(4)	Earnings include a $97,452,000 impact related to gain on sale of properties, including land. Excluding this impact, the ratio would be 1.07x.

CAPITALIZATION
     The following sets forth our debt and capitalization at March 31, 2011 and as adjusted to reflect this offering and the application of the net proceeds of this offering as described under “Use of Proceeds” above. You should read the information included in the table in conjunction with our unaudited condensed consolidated financial statements and related notes included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

	March 31, 2011
	Actual	Adjustments		As Adjusted
		(in thousands)
Notes Payable:
Unsecured	$1,419,681	$	—(1)	$1,419,681
Secured	1,054,839			1,054,839

Total notes payable	2,474,520			2,474,520

Noncontrolling Interests	70,284			70,284

Shareholders’ Equity:
Common shares of beneficial interest	827			827
Additional paid-in capital	2,783,621			2,783,621
Distributions in excess of net income attributable to common shareholders	(623,740)	(31,977)	(2)(3)	(655,717)
Treasury shares, at cost	(460,467)			(460,467)
Accumulated other comprehensive loss	(31,504)	31,429	(2)	(75)

Total shareholders’ equity	1,668,737			1,668,189

Total capitalization	$4,213,541			$4,212,993

(1)	Includes the repayment of our outstanding $500 million unsecured term loan from the receipt of the net proceeds of approximately $492.2 million from the Notes, with the remainder funded from cash on hand.

(2)	Represents the impact of the dedesignation of an interest rate swap in connection with the repayment of our $500 million unsecured term loan. See “Use of Proceeds.”

(3)	Represents the impact of the write-off of the associated unamortized loan origination costs in connection with the repayment of our $500 million unsecured term loan. See “Use of Proceeds.”

SUPPLEMENTAL FEDERAL INCOME TAX CONSIDERATIONS
     The following discussion supplements the discussion contained under the heading “Federal Income Tax Considerations and Consequences of Your Investment” in the accompanying prospectus and supersedes such discussion to the extent inconsistent with such discussion.
     Because the following discussion is a summary which, in conjunction with the discussion contained under the heading “Federal Income Tax Considerations and Consequences of Your Investment” in the accompanying prospectus, is intended to address only material federal income tax consequences relating to the ownership and disposition of our common shares which will apply to all holders, it may not contain all the information which may be important to you. As you review this discussion, you should keep in mind the following:
•	the tax consequences to you may vary depending on your particular tax situation;

•	special rules not discussed below may apply to you if, for example, you are a tax-exempt organization, a broker-dealer, a non-U.S. person, a trust, an estate, a regulated investment company, a financial institution, an insurance company, or otherwise subject to special tax treatment under the Internal Revenue Code;

•	this summary does not address state, local or non-U.S. tax considerations;

•	this summary deals only with investors who hold our common shares as “capital assets,” within the meaning of Section 1221 of the Internal Revenue Code; and

•	this discussion is not intended to be, and should not be construed as, tax advice.
     You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of our common shares on your tax situation, including any state, local or non-U.S. tax consequences.
     The information in this section is based on the current Internal Revenue Code, current, temporary and proposed Treasury regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, including its practices and policies as endorsed in private letter rulings, which are not binding on the Internal Revenue Service except with respect to the taxpayer to which they are addressed, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. We have not requested and do not plan to request any rulings from the Internal Revenue Service concerning the matters discussed in the following discussion. It is possible the Internal Revenue Service could challenge the statements in this discussion, which do not bind the Internal Revenue Service or the courts, and a court could agree with the Internal Revenue Service.
Tax Legislation
     On March 30, 2010, the President signed into law the Health Care and Education Reconciliation Act of 2010 (the “Reconciliation Act”). The Reconciliation Act will require certain U.S. holders who are individuals, estates or trusts to pay a 3.8% Medicare tax on, among other things, dividends, interest on and capital gains from the sale or other disposition of our equity or debt obligations, subject to certain exceptions. This tax will apply for taxable years beginning after December 31, 2012. U.S. holders are urged to consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our equity or debt securities.

DESCRIPTION OF THE NOTES
     This description of the particular terms of each series of Notes offered hereby supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Notes set forth in the accompanying prospectus.
     The 2021 Notes and the 2023 Notes are to be issued under an Indenture, as amended by the First Supplemental Indenture dated May 4, 2007 and the Second Supplemental Indenture to be dated June 3, 2011, which we have entered into with U.S. Bank National Association, as successor to SunTrust Bank, and which has been filed with the Securities and Exchange Commission (the “SEC”) and is available for inspection at the corporate trust office of U.S. Bank National Association at Two James Center, 1021 E. Cary Street, Richmond, Virginia 23219-4000. As used in this prospectus supplement, the term “Indenture” refers to the Indenture, as amended by the First Supplemental Indenture and the Second Supplemental Indenture, and as further amended or supplemented from time to time. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended.
     The following summarizes selected provisions of the Indenture, the Second Supplemental Indenture and the Notes (the forms of which Second Supplemental Indenture and Notes have been filed pursuant to a Current Report on Form 8-K as exhibits to the registration statement of which the accompanying prospectus forms a part). It does not restate the Indenture or the terms of the Notes in their entirety. We urge you to read the Indenture and the forms of Notes because they, and not this description, define your rights as holders of the Notes.
General
     The 2021 Notes will be initially limited to an aggregate principal amount of $250,000,000 and will mature on June 15, 2021, unless previously redeemed. The 2023 Notes will be initially limited to an aggregate principal amount of $250,000,000 and will mature on June 15, 2023, unless previously redeemed. We refer to the 20    Notes and the 20    Notes collectively as the “Notes.” The Notes will be our senior unsecured obligations and will rank equally with each other and with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The Notes will be effectively subordinated to our mortgages and other secured indebtedness to the extent of the assets securing such debt and to our subsidiaries’ indebtedness to the extent of the assets of those subsidiaries. The Notes will be issued only in fully registered form without coupons in denominations of $2,000 and integral multiples of $1,000.
     As of March 31, 2011, on a pro forma basis after giving effect to the issuance of the Notes offered hereby and the application of the proceeds from the offering, our and our subsidiaries’ total outstanding indebtedness would be approximately $2,474,520,000, of which approximately 57.4% would be unsecured.
     Except as described under “—Limitations on Incurrence of Indebtedness,”—Merger, Consolidation and Sale of Assets” and “—Covenants” below and under “Description of Debt Securities—Merger, Consolidation and Sale of Assets” and “—Covenants” in the accompanying prospectus, the Indenture does not contain any other provisions that would limit our ability to incur indebtedness or that would afford holders of the Notes protection if we were to engage in transactions such as a highly leveraged or similar transaction, a change of control or a reorganization, restructuring, merger or similar transaction. In addition, subject to the limitations set forth under “—Limitations on Incurrence of Indebtedness,” “—Merger, Consolidation and Sale of Assets” and “—Covenants” below, we may, in the future, enter into transactions, such as the sale of all or substantially all of our assets or a merger or consolidation that would increase the amount of our indebtedness or substantially reduce or eliminate our assets, which may have an adverse effect on our ability to service indebtedness, including the Notes. We have no present intention of engaging in a highly leveraged or similar transaction.
     We may from time to time, without the consent of existing Note holders, create and issue further notes having the same terms and conditions as each series of Notes offered hereby in all respects, except for the issue date, the issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the applicable previously outstanding series of Notes.

Principal and Interest
     Interest on the 2021 Notes will accrue at the rate of 4.625% per year. Interest on the 2023 Notes will accrue at the rate of 4.875% per year. Interest on each series of the Notes will be payable semi-annually in arrears on June 15 and December 15, commencing on December 15, 2011, to the holders of record of the Notes on the immediately preceding June 1 and December 1.
     Interest on the Notes will accrue from June 3, 2011 or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year of twelve 30-day months. If any interest payment date or date of maturity falls on a day that is not a business day, the required payment will be made on the next business day.
Optional Redemption
     We may redeem on any one or more occasions some or all of each series of Notes before they mature. The redemption price will equal the sum of (1) an amount equal to 100% of the principal amount thereof and (2) a make-whole premium, together with accrued and unpaid interest up to but not including the redemption date. We will calculate the make-whole premium as the amount of:
•	the aggregate present value as of the redemption date of each dollar of principal of the respective series of Notes being redeemed and the amount of interest (exclusive of interest accrued to the redemption date) that would have been payable in respect of such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third business day preceding the date the notice of redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made, over

•	the aggregate principal amount of the Notes being redeemed.
     “Reinvestment Rate” means 0.25% for the 2021 Notes and 0.30% for the 2023 Notes, in each case plus the arithmetic mean of the yields under the respective headings “This Week” and “Last Week” published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available prior to the date of determining the make-whole premium (or if such Statistical Release is no longer published, any such other reasonably comparable index that we designate) under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the then remaining maturity of such series of Notes being redeemed. If no maturity exactly corresponds to such maturity, the Reinvestment Rate will be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the yields for the two published maturities most closely corresponding to such maturity.
     If, however, we redeem Notes of either series 90 days or fewer prior to their maturity date, the redemption price will equal 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to the redemption date.
     We will give you notice of any optional redemption at your address, as shown in our security register, at least 30 but not more than 60 days before the redemption date. The notice of redemption will specify, among other items, the redemption price and the principal amount of the Notes held by such holder to be redeemed.
     If we redeem less than all of any series of Notes at any time, we will notify the trustee at least 45 days prior to the redemption date (or such shorter period as is satisfactory to the trustee) of the aggregate principal amount of that series of Notes to be redeemed and their redemption date. The trustee will select the Notes to be redeemed in such manner as it deems fair and appropriate. We will not redeem Notes in increments of less than $2,000 or other than in integral multiples of $1,000.
     On and after the redemption date, the respective series of Notes or portion of them called for redemption will cease accruing interest unless we fail to give notice as provided in the Indenture or default in the payment of the redemption price.

Limitations on Incurrence of Indebtedness
     The following description replaces the description under “Description of Debt Securities—Limitation on Incurrence of Indebtedness” in the accompanying prospectus.
     Under the Indenture, we may not, and may not permit any of our Subsidiaries (as defined below) to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all of our and our Subsidiaries’ outstanding Debt on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of (without duplication):
1.	our and our Subsidiaries’ Total Assets (as defined below) as of the end of the calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Exchange Act, with the trustee) prior to the incurrence of such additional Debt; and

2.	the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by us or any of our Subsidiaries since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.
     In addition, we may not, and may not permit any of our Subsidiaries to, incur any Debt secured by any Encumbrance (as defined below) upon any of our or our Subsidiaries’ property if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all of our and our Subsidiaries’ outstanding Debt on a consolidated basis which is secured by any Encumbrance on our or any of our Subsidiaries’ property is greater than 40% of the sum of (without duplication):
1.	our and our Subsidiaries’ Total Assets as of the end of the calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Exchange Act, with the trustee) prior to the incurrence of such additional Debt; and

2.	the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by us or any of our Subsidiaries since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.
     Also, neither we nor our Subsidiaries may at any time own Total Unencumbered Assets (as defined below) equal to less than 150% of the aggregate outstanding principal amount of the Unsecured Debt (as defined below) on a consolidated basis.
     Furthermore, we may not, and may not permit any of our Subsidiaries to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred will have been less than 1.5:1, on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumptions that:
1.	such Debt and any other Debt that we or any of our Subsidiaries incur since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had been incurred at the beginning of such period;

2.	the repayment or retirement of any other of our and our Subsidiaries’ Debt since the first day of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility will be computed based upon the average daily balance of such Debt during such period);

3.	in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and

4.	if we or any of our Subsidiaries acquire or dispose of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.
     “Acquired Debt” means Debt of a person:
1.	existing at the time such person becomes a Subsidiary; or

2.	assumed in connection with the acquisition of assets from such person or entity, in each case, other than Debt incurred in connection with, or in contemplation of, such person becoming a Subsidiary or such acquisition. Acquired Debt will be deemed to be incurred on the date of the related acquisition of assets from any person or the date the acquired person becomes a Subsidiary.
     “Annual Service Charge” as of any date means the maximum amount which is payable in any period for interest on, and original issue discount of, our and our Subsidiaries’ Debt and the amount of dividends which are payable in respect of any Disqualified Shares (as defined below).
     “Consolidated Income Available for Debt Service” for any period means our and our Subsidiaries’ Earnings from Operations (as defined below) plus amounts that have been deducted, and minus amounts that have been added, for the following (without duplication):
1.	our and our Subsidiaries’ interest on Debt;

2.	our and our Subsidiaries’ provision for taxes based on income;

3.	amortization of debt discount and deferred financing costs;

4.	provisions for gains and losses on properties and property depreciation and amortization;

5.	the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period; and

6.	amortization of deferred charges.
     “Debt” means, without duplication, any of our and our Subsidiaries’ indebtedness, whether or not contingent, in respect of:
1.	borrowed money or evidenced by bonds, notes, debentures or similar instruments;

2.	indebtedness for borrowed money secured by any Encumbrance existing on our or any of our Subsidiaries’ property;

3.	the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued (other than letters of credit issued to provide credit enhancement or support with respect to other of our or any of our Subsidiaries’ indebtedness otherwise reflected as Debt hereunder) or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement;

4.	the principal amount of all of our and our Subsidiaries’ obligations with respect to redemption, repayment or other repurchase of any Disqualified Shares; or

5.	any lease of property in which we or any of our Subsidiaries is a lessee which is reflected on our consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles, to the extent, in the case of items of indebtedness under (1) through (3) above, that any such items (other than letters of credit) would appear as a liability on our consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any of our or our Subsidiaries’ obligations to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of a person other than our company or any of our Subsidiaries (it being understood that we will be deemed to incur Debt whenever we or any of our Subsidiaries creates, assumes, guarantees or otherwise becomes liable in respect thereof).
     “Disqualified Shares” means, with respect to any person, any capital stock of such person which by the terms of such capital stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise:
1.	matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than capital stock which is redeemable solely in exchange for common stock);

2.	is convertible into or exchangeable or exercisable for Debt or Disqualified Shares; or

3.	is redeemable at the option of the holder thereof, in whole or in part (other than capital stock which is redeemable solely in exchange for common stock), in each case on or prior to the stated maturity of the Notes.
     “Earnings from Operations” for any period means net earnings excluding gains and losses on sales of investments, as reflected in our consolidated financial statements for such period determined on a consolidated basis in accordance with generally accepted accounting principles.
     “Encumbrance” means any mortgage, lien, charge, pledge or security interest of any kind.
     “Subsidiary” means any corporation or other entity of which we directly, or indirectly through one or more of our Subsidiaries, own a majority of the voting power of the voting equity securities or the outstanding equity interests. For the purposes of this definition, “voting equity securities” means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.
     “Total Assets” as of any date means the sum of:
1.	the Undepreciated Real Estate Assets; and

2.	all of our and our Subsidiaries’ other assets determined in accordance with generally accepted accounting principles (but excluding accounts receivable and intangibles).
     “Total Unencumbered Assets” means the sum of
1.	those Undepreciated Real Estate Assets not subject to an Encumbrance; and

2.	all of our and our Subsidiaries’ other assets not subject to an Encumbrance determined in accordance with generally accepted accounting principles (but excluding accounts receivable and intangibles);
provided, however, that all investments by us and our Subsidiaries in unconsolidated joint ventures, unconsolidated limited partnerships, unconsolidated limited liability companies and other unconsolidated entities shall be excluded from Total Unencumbered Assets to the extent that such investments would have otherwise been included.

     “Undepreciated Real Estate Assets” as of any date means the cost (original cost plus capital improvements) of our and our Subsidiaries’ real estate assets on such date, before depreciation and amortization, determined on a consolidated basis in accordance with generally accepted accounting principles.
     “Unsecured Debt” means Debt that is not secured by any Encumbrance upon any of our or our Subsidiaries’ properties.
     See “Description of Debt Securities—Covenants” in the accompanying prospectus for a description of additional covenants applicable to us.
Merger, Consolidation and Sale of Assets
     Under the Indenture, we may consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other entity, provided that:
1.	either we are the continuing entity, or the successor entity expressly assumes each series of Notes and all of our obligations relating to each series of Notes;

2.	immediately after giving effect to such transaction and treating any indebtedness that becomes our obligation as a result thereof as having been incurred by us at the time of such transaction, no event of default under the Indenture, and no event that after notice or the lapse of time, or both, would become such an event of default, has occurred and is continuing; and

3.	an officers’ certificate and legal opinion covering such conditions is delivered to the trustee.
Events of Default, Notice and Waiver
     The Indenture provides that the following events are “Events of Default” with respect to each series of Notes:
1.	default for 30 days in the payment of any installment of interest and other amounts payable (other than principal) on any Note when due and payable;

2.	default in the payment of the principal of any Note when due and payable;

3.	default in the performance, or breach, of any of our covenants contained in the Indenture that continues for 60 days after written notice as provided in the Indenture;

4.	default under any bond, debenture, note, mortgage, indenture or instrument with an aggregate principal amount outstanding of at least $35,000,000, which default has resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged or such acceleration having been rescinded or annulled within a period of 30 days after written notice to us as provided in the Indenture; or

5.	certain events of bankruptcy, insolvency or reorganization or appointment of a receiver, liquidator or trustee.
     See “Description of Debt Securities—Events of Default, Notice and Waiver” in the accompanying prospectus for a description of rights, remedies and other matters relating to Events of Default.
Discharge, Defeasance and Covenant Defeasance
     The provisions of Article 14 of the Indenture relating to defeasance and covenant defeasance, which are described in the accompanying prospectus, will apply to the Notes.

Book Entry System
     The Notes will be issued in the form of one or more fully registered global securities (“Global Securities”) that will be deposited with, or on behalf of, The Depository Trust Company (“DTC”), and registered in the name of DTC’s partnership nominee, Cede & Co. Except under the circumstance described below, the Notes will not be issuable in definitive form. Unless and until it is exchanged in whole or in part for the individual notes it represents, a Global Security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor depository or any nominee of such successor.
     DTC has advised us of the following information regarding DTC: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.
     DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is owned by the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC rules applicable to its participants are on file with the SEC.
     Purchases of Global Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Global Securities on DTC’s records. The ownership interest of each actual purchaser of each Global Security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Global Securities, except in the event that use of the book-entry system for the Global Securities is discontinued.
     To facilitate subsequent transfers, all Global Securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Global Securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Global Securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Global Securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.
     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
     Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the Global Securities unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Global Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy). Principal and interest payments on the Global Securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the Trustee, on payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as requested by an authorized representative of DTC) is our responsibility or that of the Trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.
     DTC may discontinue providing its services as depository with respect to the Global Securities at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Global Security certificates are required to be printed and delivered.
     We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Global Security certificates will be printed and delivered to DTC.
     Clearstream. Clearstream Banking, société anonyme (“Clearstream”), is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides Clearstream Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.
     Distributions with respect to Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures to the extent received by DTC for Clearstream.
     Euroclear. Euroclear Bank S.A./N.V. (“Euroclear”) was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.
     The Euroclear Operator is regulated and examined by the Belgian Banking Commission.

     Links have been established among DTC, Clearstream and Euroclear to facilitate the initial issuance of the Notes sold outside of the United States and cross-market transfers of the Notes associated with secondary market trading.
     Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.
     The information in this section concerning DTC, Clearstream and Euroclear and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.
Same-Day Settlement and Payment
     The underwriters will settle each series of Notes in immediately available funds. We will make all payments of principal and interest in respect of the Notes in immediately available funds.
     Each series of Notes will trade in DTC’s Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds.

UNDERWRITING
     Subject to the terms and conditions of the Underwriting Agreement, dated May 31 , 2011, we have agreed to sell to each of the underwriters named below, severally, for whom Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, and each of the underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

	Principal Amount	Principal Amount
Underwriters	of the 2021 Notes	of the 2023 Notes
Deutsche Bank Securities Inc.	$33,334,000	$33,334,000
J.P. Morgan Securities LLC	33,334,000	33,334,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	33,333,000	33,333,000
Credit Suisse Securities (USA) LLC	33,333,000	33,333,000
Morgan Stanley & Co. Incorporated	33,333,000	33,333,000
Wells Fargo Securities, LLC	33,333,000	33,333,000
Comerica Securities, Inc.	8,334,000	8,334,000
Morgan Keegan & Company, Inc.	8,334,000	8,334,000
PNC Capital Markets LLC	8,333,000	8,333,000
Scotia Capital (USA) Inc.	8,333,000	8,333,000
SunTrust Robinson Humphrey, Inc.	8,333,000	8,333,000
U.S. Bancorp Investments, Inc.	8,333,000	8,333,000

Total	$250,000,000	$250,000,000

     The Underwriting Agreement provides that the obligations of the several underwriters to purchase the Notes offered hereby are subject to certain conditions. Under the terms and conditions of the Underwriting Agreement, if the underwriters take any of the Notes, then they are obligated to take and pay for all of the Notes.
     The underwriters initially propose to offer part of the Notes directly to the public at the public offering prices set forth on the cover page and may offer part to certain dealers at prices that represent concessions not in excess of 0.40% of the principal amount of the 2021 Notes or the 2023 Notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of 0.25% of the principal amount of the 2021 Notes or the 2023 Notes to certain other dealers. After the initial offering of the Notes, the underwriters may, from time to time, vary the offering prices and other selling terms.
     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of such liabilities.
     The Notes are new issues of securities with no established trading market. The Notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the Notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public trading market for the Notes will develop. If an active public trading market for the Notes does not develop, the market prices and liquidity of the Notes may be adversely affected.
     In connection with the offering of the Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the Notes. Specifically, the underwriters may overallot in connection with the offering of the Notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, Notes in the open market to cover syndicate short positions or to stabilize the price of the Notes. Finally, the underwriters may reclaim selling concessions allowed for distributing the Notes in the offering, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the Notes above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market prices of the Notes. The underwriters are not required to engage in any of these activities, and may end any of these activities at any time without notice.
     Expenses associated with this offering, to be paid by us, are estimated to be $150,000.
     In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates for which they have received, and will in the future receive, customary fees. Affiliates of some of the underwriters of this offering are lenders under the term loan and, upon application of the net proceeds of this offering, will receive their proportionate shares of the amount of the term loan repaid. Upon such application, it is possible that more than 5% of the proceeds of this offering (not including underwriting discounts) may be received by an underwriter or its affiliates. Nonetheless, in accordance with the FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering because we, as the issuer of the securities in this offering, are a real estate investment trust.
Notice to Prospective Investors in the European Economic Area
     In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the Notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Notes to the public in the Relevant Member State:
(a)	at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by us for any such offer; or

(c)	at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the Notes referred to in (a) through (c) above shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.
     For the purposes of this provision, the expression an “offer to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe to the Notes, as the same may be varied in that Relevant Member State. For the purposes of this provision, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in that Relevant Member State), and includes any relevant implementing measure in each Relevant Member State; and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.
Notice to Prospective Investors in the United Kingdom
     Each underwriter has represented and agreed that:
•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

INCORPORATION BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with it, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and the information we file later with the SEC will automatically update and supersede this information.
     We incorporate by reference the documents listed below and any future filings made with the SEC (File No. 1-12110) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed:
•	Annual Report on Form 10-K for the year ended December 31, 2010;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2011; and

•	Current Reports on Form 8-K dated March 1, 2011, May 12, 2011 and May 27, 2011.
     You may request a copy of these filings at no cost by writing or telephoning Investor Relations at the following address and telephone number:
Camden Property Trust
Three Greenway Plaza, Suite 1300
Houston, Texas 77046
(713) 354-2500
LEGAL MATTERS
     Certain legal matters will be passed upon for us by Locke Lord Bissell & Liddell LLP, Dallas, Texas, as our securities and tax counsel. Sidley Austin LLP, New York, New York, will act as counsel to the underwriters in the offering.
EXPERTS
     The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus supplement and the accompanying prospectus by reference from Camden Property Trust’s Annual Report on Form 10-K for the year ended December 31, 2010, and the effectiveness of the Company’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated in this prospectus supplement and the accompanying prospectus by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS
Camden Property Trust
Common Shares, Preferred Shares, Debt Securities and Warrants
     We may offer and sell from time to time common shares, preferred shares, debt securities and warrants. The preferred shares or warrants may be convertible into or exercisable or exchangeable for common or preferred shares or other of our securities. Our common shares are listed on the New York Stock Exchange and trade under the symbol “CPT.”
     We may offer and sell these securities to or through one or more underwriters, dealers or agents, or directly to purchasers, on a continuous or delayed basis. In addition, selling securityholders may sell these securities, from time to time, on terms described in the applicable prospectus supplement.
     This prospectus describes some of the general terms which may apply to the securities we may offer and sell from time to time. Prospectus supplements will be filed and other offering material may be provided at later dates which will contain specific terms of each issuance of securities.

     None of the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
     This prospectus and applicable prospectus supplement may be used either in the initial sale of the securities or in resales by selling securityholders.

The date of this prospectus is May 20, 2009.

WHERE YOU CAN FIND MORE INFORMATION
     We are a public company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at www.sec.gov and on our website address at www.camdenliving.com. The information on our website is not a part of this prospectus.
     This prospectus is only part of a registration statement on Form S-3 we have filed with the SEC under the Securities Act of 1933 and therefore omits some of the information contained in the registration statement. We have also filed exhibits and schedules to the registration statement which are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect or obtain a copy of the registration statement, including the exhibits and schedules, as described in the previous paragraph.
     The SEC allows us to “incorporate by reference” the information we file with it, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and the information we file later with the SEC will automatically update and supersede this information.
     We incorporate by reference the documents listed below and any future filings made with the SEC (File No. 1-12110) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:
•	Annual Report on Form 10-K for the year ended December 31, 2008;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009;

•	Current Reports on Form 8-K dated January 28, 2009, April 20, 2009 (except Item 7.01), April 22, 2009, April 29, 2009 and May 5, 2009; and

•	the description of our common shares contained in our Registration Statement on Form 8-A filed with the SEC on June 21, 1993.
     You may request a copy of these filings at no cost by writing or telephoning Investor Relations at the following address and telephone number:
Camden Property Trust
Three Greenway Plaza, Suite 1300
Houston, Texas 77046
(713) 354-2500
     You should rely only on the information incorporated by reference or provided in this prospectus or in the supplement. We have not authorized anyone else to provide you with different information. You should not assume the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

THE COMPANY
     Camden Property Trust is a real estate investment trust, or REIT, engaged in the ownership, development, construction, and management of multifamily apartment communities. As of March 31, 2009, we owned interests in, operated, or were developing 186 multifamily properties comprising 64,329 apartment homes across the United States. We had 1,060 apartment homes under development at four of our multifamily properties, including 807 apartment homes at three multifamily properties owned through nonconsolidated joint ventures, and 253 apartment homes at one multifamily property owned through a fully consolidated joint venture in which we own an interest. In addition, we own other sites we may develop into multifamily apartment communities. One property comprised of 671 apartment homes was designated as held for sale.
     Our executive offices are located at 3 Greenway Plaza, Suite 1300, Houston, Texas 77046, and our telephone number is (713) 354-2500.
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
     We have made statements in this prospectus and any supplement which are “forward-looking” in that they do not discuss historical fact, but instead note future expectations, projections, intentions or other items relating to the future. These forward-looking statements include those made in the documents incorporated by reference in this prospectus.
     Reliance should not be placed on these forward-looking statements because they are subject to known and unknown risks, uncertainties and other factors which may cause our actual results or performance to differ materially from those contemplated by the forward-looking statements. Many of those factors are noted in conjunction with the forward-looking statements in the text.
     Factors which may cause our actual results or performance to differ materially from those contemplated by forward-looking statements include, but are not limited to, the following:
•	Volatility in capital and credit markets could adversely impact us;

•	We could be negatively impacted by the condition of Fannie Mae or Freddie Mac;

•	Unfavorable changes in economic conditions could adversely impact occupancy or rental rates;

•	We face risks associated with land holdings;

•	Difficulties of selling real estate could limit our flexibility;

•	Compliance or failure to comply with laws requiring access to our properties by disabled persons could result in substantial cost;

•	Competition could limit our ability to lease apartments or increase or maintain rental income;

•	Development and construction risks could impact our profitability;

•	Our acquisition strategy may not produce the cash flows expected;

•	Competition could adversely affect our ability to acquire properties;

•	Losses from catastrophes may exceed our insurance coverage;

•	Investments through joint ventures and partnerships involve risks not present in investments in which we are the sole investor;

•	We face risks associated with investments in and management of discretionary funds;

•	We depend on our key personnel;

•	Changes in laws and litigation risks could affect our business;

•	Tax matters, including failure to qualify as a REIT, could have adverse consequences;

•	Insufficient cash flows could limit our ability to make required payments for debt obligations or pay distributions to shareholders;

•	We have significant debt, which could have important adverse consequences;

•	We may be unable to renew, repay, or refinance our outstanding debt;

•	Variable rate debt is subject to interest rate risk;

•	We may incur losses on interest rate hedging arrangements;

•	Issuances of additional debt or equity may adversely impact our financial condition;

•	Failure to maintain current credit ratings could adversely affect our cost of funds, related margins, liquidity, and access to capital markets;

•	Share ownership limits and our ability to issue additional equity securities may prevent takeovers beneficial to shareholders;

•	Our share price will fluctuate; and

•	We may reduce dividends on our equity securities or elect to pay a portion of the dividend in common shares.
     These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.
USE OF PROCEEDS
     We intend to use the net proceeds from the sale of the securities for general corporate purposes. Those purposes include the repayment or refinancing of debt, property acquisitions and development in the ordinary course of business, working capital, investment in financing transactions and capital expenditures.
     We will describe in the supplement any proposed use of proceeds other than for general corporate purposes.

DESCRIPTION OF CAPITAL SHARES
     Our declaration of trust provides we may issue up to 110,000,000 shares of beneficial interest, consisting of 100,000,000 common shares and 10,000,000 preferred shares. At May 18, 2009, 66,677,763 common shares were outstanding and no preferred shares were outstanding.
Common Shares
     Holders of common shares are entitled to one vote per share. There is no cumulative voting in the election of trust managers. The board may declare dividends on common shares in its discretion if funds are legally available for those purposes. On liquidation, common shareholders are entitled to receive pro rata any of our remaining assets, after we satisfy or provide for the satisfaction of all liabilities and obligations on our preferred shares, if any. Common shareholders do not have preemptive rights to subscribe for or purchase any of our capital shares or any other of our securities, except as may be granted by the board.
Preferred Shares
     Under our declaration of trust, the board is authorized, without shareholder approval, to issue preferred shares in one or more series, with the designations, powers, preferences, rights, qualifications, limitations and restrictions as the board determines. Thus, the board, without shareholder approval, could authorize the issuance of preferred shares with voting, conversion and other rights which could adversely affect the voting power and other rights of common shareholders or could make it more difficult for another company to enter into a business combination with us.
Restrictions on Ownership
     In order for us to qualify as a REIT, under the Internal Revenue Code, not more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals or entities during the last half of a taxable year. In addition, our capital shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year.
     Because our board believes it is essential for us to continue to qualify as a REIT, our declaration of trust provides, in general, no holder may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 9.8% of our total outstanding capital shares. Any transfer of shares will not be valid if it would:
•	create a direct or indirect ownership of shares in excess of 9.8% of our total outstanding capital shares;

•	result in shares being owned by fewer than 100 persons;

•	result in our being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code; or

•	result in our disqualification as a REIT.
     If any person owns or is deemed to own more than 9.8% of our total outstanding capital shares, the shares exceeding this ownership limit will automatically be deemed to be transferred to us. We will act as trustee of a trust for the exclusive benefit of the transferees to whom these shares may ultimately be transferred without violating the 9.8% ownership limit. While in trust, these shares will not be entitled to participate in dividends or other distributions and, except as required by law, will not be entitled to vote. We will have the right, for a period of 90 days during the time any securities are held by us in trust, to purchase all or any portion of these securities from the original shareholder at the lesser of the price paid for the shares and the market price of the shares on the date we exercise our option to purchase. All certificates representing capital shares will bear a legend referring to the restrictions described above.

     These restrictions on ownership may have the effect of precluding acquisition of control unless the board and shareholders determine that maintenance of REIT status is no longer in our best interests.
Shareholder Liability
     Our declaration of trust provides that no shareholder will be personally or individually liable in any manner whatsoever for any debt, act, omission or obligation incurred by us or our board. A shareholder will be under no obligation to us or to our creditors with respect to such shares, other than the obligation to pay to us the full amount of the consideration for which such shares were issued or to be issued. By statute, the State of Texas provides limited liability for shareholders of a REIT organized under the Texas Real Estate Investment Trust Act.
Transfer Agent and Registrar
     American Stock Transfer & Trust Company or its successor is the transfer agent and registrar for our common shares.
DESCRIPTION OF WARRANTS
     We may issue warrants for the purchase of debt securities, preferred shares or common shares. We may issue warrants independently or together with debt securities, preferred shares or common shares or attached to or separate from the offered securities. We will issue each series of warrants under a separate warrant agreement between us and a bank or trust company as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not act for or on behalf of warrant holders.
     This summary of some of the provisions of the warrants is not complete. You should refer to the provisions of the warrant agreement which will be filed with the SEC as part of the offering of any warrants. To obtain a copy of this document, see “Where You Can Find More Information” on page 1.
DESCRIPTION OF DEBT SECURITIES
     The debt securities will be issued under an indenture between us and U.S. Bank Corporate Trust Services, as successor to SunTrust Bank, as trustee.
     The following summary of some of the provisions of the indenture is not complete. You should look at the indenture, which is filed as an exhibit to the registration statement of which this prospectus is a part. To obtain a copy of the indenture or other documents we file with the SEC, see “Where You Can Find More Information” on page 1.
General
     The debt securities will be direct, unsecured and unsubordinated obligations and will rank equally with all other of our unsecured and unsubordinated indebtedness. The indenture does not limit the amount of debt securities we can offer under it.
     We may issue additional debt securities without your consent. We may issue debt securities in one or more series. We are not required to issue all debt securities of one series at the same time. Also, unless otherwise provided, we may open a series without the consent of the holders of the debt securities of such series, for issuances of additional debt securities of such series.
     The supplement will address the following terms of the debt securities:
•	their title;

•	any limits on the principal amounts to be issued;

•	the dates on which the principal is payable;

•	the rates, which may be fixed or variable, at which they will bear interest, or the method for determining rates;

•	the dates from which the interest will accrue and be payable, or the method of determining those dates, and any record dates for the payments due;

•	any provisions for redemption, conversion or exchange, at our option or otherwise, including the periods, prices and terms of redemption or conversion;

•	any sinking fund or similar provisions, whether mandatory or at the holder’s option, along with the periods, prices and terms of redemption, purchase or repayment;

•	the amount or percentage payable if we accelerate their maturity, if other than the principal amount;

•	any changes to the events of default or covenants set forth in the indenture;

•	the terms of subordination, if any;

•	whether the series may be reopened; and

•	any other terms consistent with the indenture.
     We may authorize and determine the terms of a series of debt securities by resolution of our board of trust managers or one of its committees or through a supplemental indenture.
Form of Debt Securities
     Unless the supplement otherwise provides, the debt securities will be issued in registered form. We will issue debt securities only in denominations of $1,000 and integral multiples of such amount.
     Unless the supplement otherwise provides, we will issue debt securities as one or more global securities. This means we will not issue certificates to each holder. We generally will issue global securities in the total principal amount of the debt securities in a series. Debt securities in global form will be deposited with or on behalf of a depositary. Debt securities in global form may not be transferred except as a whole among the depositary, a nominee of or a successor to the depositary and any nominee of such successor. Unless otherwise identified in the supplement, the depositary will be The Depository Trust Company (“DTC”).
     We may determine not to use global securities for any series. In such event, we will issue debt securities in certificated form.
     The laws of some jurisdictions require some purchasers of securities take physical delivery of securities in certificated form. Those laws and some conditions on transfer of global securities may impair the ability to transfer interests in global securities.
Ownership of Global Securities
     So long as the depositary or its nominee is the registered owner of a global security, this entity will be the sole holder of the debt securities represented by such instrument. Both we and the trustee are only required to treat the depositary or its nominee as the legal owner of those securities for all purposes under the indenture.
     Unless otherwise specified in this prospectus or the supplement, no actual purchaser of debt securities represented by a global security will be entitled to receive physical delivery of certificated securities or will be considered the holder of those securities for any purpose under the indenture. In addition, no actual purchaser will be able to transfer or exchange global securities unless otherwise specified in this prospectus or the supplement. As a result, each actual purchaser must rely on the procedures of the depositary to exercise any rights of a holder under the indenture. Also, if an actual purchaser is not a participant in the depositary, the actual purchaser must rely on the procedures of the participant through which it owns its interest in the global security.

The Depository Trust Company
     The following is based on information furnished by DTC and applies to the extent it is the depositary, unless otherwise provided in the supplement.
     Registered Owner. The debt securities will be issued as fully registered securities in the name of Cede & Co., which is DTC’s partnership nominee. The trustee will deposit the global security with the depositary. The deposit with the depositary and its registration in the name of Cede & Co. will not change the nature of the actual purchaser’s ownership interest in the debt securities.
     DTC’s Organization. DTC is a member of the U.S. Federal Reserve System, a limited-purpose trust company under New York State banking law and a registered clearing agency with the Securities and Exchange Commission.
     DTC’s Activities. DTC holds securities its participants deposit with it. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participant’s accounts. Doing so eliminates the need for physical movement of securities certificates.
     Participants’ Records. Except as otherwise provided in this prospectus or a supplement, purchases of debt securities must be made by or through a direct participant, which will receive a credit for the securities on the depositary’s records. The purchaser’s interest is in turn to be recorded on the participants’ records. Actual purchasers will not receive written confirmations from the depositary of their purchase, but they generally receive confirmations along with periodic statements of their holdings from the participants through which they entered into the transaction.
     Transfers of interest in the global securities will be made on the books of the participants on behalf of the actual purchasers. Certificates representing the interest of the actual purchasers in the securities will not be issued unless the use of global securities is suspended.
     The depositary has no knowledge of the actual purchasers of global securities. The depositary’s records only reflect the identity of the direct participants, who are responsible for keeping account of their holdings on behalf of their customers.
     Notices Among the Depositary, Participants and Actual Owners. Notices and other communications by the depositary, its participants and the actual purchasers will be governed by arrangements among them, subject to any legal requirements in effect.
     Voting Procedures. Neither DTC nor Cede & Co. will give consents for or vote the global securities. The depositary generally mails an omnibus proxy to us just after the applicable record date. This proxy assigns Cede & Co.’s voting rights to the direct participants to whose accounts the securities are credited at such time.
     Payments. Principal and interest payments made by us will be delivered to the depositary. DTC’s practice is to credit direct participants’ accounts on the applicable payment date unless it has reason to believe it will not receive payment on such date. Payments by participants to actual purchasers will be governed by standing instructions and customary practices, as is the case with securities held for customers in bearer form or registered in “street name.” Those payments will be the responsibility of such participant, not the depositary, the trustee or us, subject to any legal requirements in effect at such time.
     We are responsible for payment of principal, interest and premium, if any, to the trustee, who is responsible to pay it to the depositary. The depositary is responsible for disbursing those payments to direct participants. The participants are responsible for disbursing payment to the actual purchasers.

Transfer or Exchange of Debt Securities
     You may transfer or exchange debt securities other than global securities without service charge at the corporate trust office of the trustee. You may also surrender debt securities other than global securities for conversion or registration of transfer without service charge at the corporate trust office of the trustee. You must execute a proper form of transfer and pay any taxes or other governmental charges resulting from this action.
Transfer Agent
     If we designate a transfer agent in addition to the trustee in a supplement, we may at any time rescind this designation or approve a change in the location through which the transfer agent acts. We will, however, be required to maintain a transfer agent in each place of payment for a series of debt securities. We may at any time designate additional transfer agents for a series of debt securities.
Limitations on Incurrence of Indebtedness
     Under the indenture, we may not, and may not permit any of our Subsidiaries (as defined below) to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all of our and our Subsidiaries’ outstanding Debt on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of (without duplication):
1.	our and our Subsidiaries’ Total Assets (as defined below) as of the end of the calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Securities Exchange Act of 1934 with the trustee) prior to the incurrence of such additional Debt; and
2.	the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by us or any of our Subsidiaries since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.
     In addition, we may not, and may not permit any of our Subsidiaries to, incur any Debt secured by any Encumbrance (as defined below) upon any of our or our Subsidiaries’ property if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all of our and our Subsidiaries’ outstanding Debt on a consolidated basis which is secured by any Encumbrance on our or any of our Subsidiaries’ property is greater than 40% of the sum of (without duplication):
1.	our and our Subsidiaries’ Total Assets as of the end of the calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Securities Exchange Act of 1934, with the trustee) prior to the incurrence of such additional Debt; and
2.	the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by us or any of our Subsidiaries since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.
     Also, neither we nor our Subsidiaries may at any time own Total Unencumbered Assets (as defined below) equal to less than 150% of the aggregate outstanding principal amount of the Unsecured Debt (as defined below) on a consolidated basis.

     Furthermore, we may not, and may not permit any of our Subsidiaries to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred will have been less than 1.5:1, on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the following assumptions:
1.	such Debt and any other Debt we or any of our Subsidiaries incur since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had been incurred at the beginning of such period;
2.	the repayment or retirement of any other of our and our Subsidiaries’ Debt since the first day of such four-quarter period had been repaid or retired at the beginning of such period (except, in making such computation, the amount of Debt under any revolving credit facility will be computed based upon the average daily balance of such Debt during such period);
3.	in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and
4.	if we or any of our Subsidiaries acquire or dispose of any asset or group of assets since the first day of such four-quarter period, whether by merger, share purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.
     “Acquired Debt” means Debt of a person:
1.	existing at the time such person becomes a Subsidiary; or
2.	assumed in connection with the acquisition of assets from such person or entity, in each case, other than Debt incurred in connection with, or in contemplation of, such person becoming a Subsidiary or such acquisition. Acquired Debt will be deemed to be incurred on the date of the related acquisition of assets from any person or the date the acquired person becomes a Subsidiary.
     “Annual Service Charge” as of any date means the maximum amount which is payable in any period for interest on, and original issue discount of, our and our Subsidiaries’ Debt and the amount of dividends which are payable in respect of any Disqualified Shares (as defined below).
     “Consolidated Income Available for Debt Service” for any period means our and our Subsidiaries’ Earnings from Operations (as defined below) plus amounts deducted, and minus amounts added, for the following (without duplication):
1.	our and our Subsidiaries’ interest on Debt;
2.	our and our Subsidiaries’ provision for taxes based on income;
3.	amortization of debt discount and deferred financing costs;
4.	provisions for gains and losses on properties and property depreciation and amortization;
5.	the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period; and

6.	amortization of deferred charges.
     “Debt” means, without duplication, any of our and our Subsidiaries’ indebtedness, whether or not contingent, in respect of:
1.	borrowed money or evidenced by bonds, notes, debentures or similar instruments;
2.	indebtedness for borrowed money secured by any Encumbrance existing on our or any of our Subsidiaries’ property;
3.	the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued (other than letters of credit issued to provide credit enhancement or support with respect to other of our or any of our Subsidiaries’ indebtedness otherwise reflected as Debt under this definition) or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance constituting an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement;
4.	the principal amount of all of our and our Subsidiaries’ obligations with respect to redemption, repayment or other repurchase of any Disqualified Shares; or
5.	any lease of property in which we or any of our Subsidiaries is a lessee which is reflected on our consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles, to the extent, in the case of items of indebtedness under (1) through (3) above, any such items (other than letters of credit) would appear as a liability on our consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any of our or our Subsidiaries’ obligations to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of a person other than us or any of our Subsidiaries (it being understood we will be deemed to incur Debt whenever we or any of our Subsidiaries creates, assumes, guarantees or otherwise becomes liable in respect thereof).
     “Disqualified Shares” means, with respect to any person, any capital shares of such person which by the terms of such capital shares (or by the terms of any security into which they are convertible or for which they are exchangeable or exercisable), upon the happening of any event or otherwise:
1.	mature or are mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than capital shares which are redeemable solely in exchange for common shares);
2.	are convertible into or exchangeable or exercisable for Debt or Disqualified Shares; or
3.	are redeemable at the option of the holder thereof, in whole or in part (other than capital shares which are redeemable solely in exchange for common shares), in each case on or prior to the stated maturity of the debt securities.
     “Earnings from Operations” for any period means net earnings excluding gains and losses on sales of investments, as reflected in our consolidated financial statements for such period determined on a consolidated basis in accordance with generally accepted accounting principles.
     “Encumbrance” means any mortgage, lien, charge, pledge or security interest of any kind.
     “Subsidiary” means any corporation or other entity of which we directly, or indirectly through one or more of our Subsidiaries, own a majority of the voting power of the voting equity securities or the outstanding equity interests. For the purposes of this definition, “voting equity securities” means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.
     “Total Assets” as of any date means the sum of:
1.	the Undepreciated Real Estate Assets; and
2.	all of our and our Subsidiaries’ other assets determined in accordance with generally accepted accounting principles (but excluding accounts receivable and intangibles).
     “Total Unencumbered Assets” means the sum of
1.	those Undepreciated Real Estate Assets not subject to an Encumbrance; and
2.	all of our and our Subsidiaries’ other assets not subject to an Encumbrance determined in accordance with generally accepted accounting principles (but excluding accounts receivable and intangibles).
     “Undepreciated Real Estate Assets” as of any date means the cost (original cost plus capital improvements) of our and our Subsidiaries’ real estate assets on such date, before depreciation and amortization, determined on a consolidated basis in accordance with generally accepted accounting principles.
     “Unsecured Debt” means Debt not secured by any Encumbrance upon any of our or our Subsidiaries’ properties.
     See “—Covenants” for a description of additional covenants applicable to us.
Covenants
     The following is a summary of some of the covenants we have made in the indenture.
     Existence. Except in connection with permitted mergers, consolidations or sales of assets, we agreed to do or cause to be done all things necessary to preserve and keep our corporate existence, rights and franchises in full force and effect. We are not, however, required to preserve any right or franchise if we determine its preservation is no longer desirable in the conduct of our business and the loss is not disadvantageous in any material respect to the holders of debt securities.
     Maintenance of Properties. We agreed to maintain and keep in good condition all of our material properties used or useful in the conduct of our business. This does not, however, preclude us from disposing of our properties in the ordinary course of business.
     Insurance. We agreed to maintain with insurers of recognized responsibility insurance concerning our properties against such casualties and contingencies and of such types and in such amounts as is customary for the same or similar businesses.
     Payment of Taxes and Other Claims. We agreed to pay or discharge before they become delinquent all taxes and other governmental charges levied or imposed on us and all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property. We are not, however, required to pay or discharge any such charge whose amount, applicability or validity is being contested in good faith by appropriate proceedings.
     Provision of Financial Information. We agreed, whether or not we are subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, to prepare the annual reports, quarterly reports and other documents we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 within 15 days of each of the respective required filing dates and to:

•	transmit by mail to all holders of debt securities, as their names and addresses appear in the security register, copies of such annual reports, quarterly reports and other documents;
•	file with the trustee copies of such annual reports, quarterly reports and other documents; and
•	promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder.
Merger, Consolidation and Sale
     Under the indenture, we may consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other entity, provided:
1.	either we are the continuing entity, or the successor entity expressly assumes the debt securities and all of our obligations relating to the debt securities;
2.	immediately after giving effect to such transaction and treating any indebtedness which becomes our obligation as a result thereof as having been incurred by us at the time of such transaction, no event of default under the indenture, and no event which, after notice or the lapse of time, or both, would become such an event of default, has occurred and is continuing; and
3.	an officers’ certificate and legal opinion covering such conditions is delivered to the trustee.
Events of Default, Notice and Waiver
     The indenture provides the following events are “Events of Default” with respect to any series of debt securities:
1.	default for 30 days in the payment of any installment of interest and other amounts payable (other than principal) on any debt securities of such series when due and payable;
2.	default in the payment of the principal or premium, if any, of any debt securities of such series when due and payable;
3.	default in the performance, or breach, of any of our covenants contained in the indenture, other than a covenant added to the indenture solely for the benefit of a series of debt securities other than such series, which continues for 60 days after written notice as provided in the indenture;
4.	default under any other bond, debenture, note, mortgage, indenture or instrument with an aggregate principal amount outstanding of at least $10,000,000, which default has resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged or such acceleration having been rescinded or annulled within a period of 30 days after written notice to us as provided in the indenture;
5.	the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against us in an aggregate amount (excluding amounts covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days; or
6.	certain events of bankruptcy, insolvency or reorganization or appointment of a receiver, liquidator or trustee.
     If an event of default occurs and continues, the trustee and the holders of not less than 25% in principal amount of the series may declare the principal amount of all of the debt securities of such series to be immediately due and payable.

     The rights of holders of a series to commence an action for any remedy is subject to a number of conditions, including requiring the holders of 25% in principal amount of such series request the trustee take action and offer a reasonable indemnity to the trustee against its liabilities incurred in doing so. This provision will not, however, prevent any holder from instituting suit for the enforcement of payment.
     Subject to provisions in the indenture relating to the trustee’s duties in case of default, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holder unless the holder has offered to the trustee reasonable security or indemnity. However, the trustee may refuse to follow any direction which is in conflict with any law or the indenture, may involve the trustee in personal liability or may be unduly prejudicial to holders.
Modification of the Indenture
     We must obtain the consent of holders of at least a majority in principal amount of all outstanding debt securities affected by a change to the indenture. The consent of holders of at least a majority in principal amount of each series of outstanding debt securities is required to waive compliance by us with some of the covenants in the indenture. We must obtain the consent of each holder affected by a change to extend the maturity; reduce the principal, redemption premium or interest rate; change the place of payment, or the coin or currency, for payment; limit the right to sue for payment; reduce the level of consents needed to approve a change to the indenture; or modify any of the foregoing provisions or any of the provisions relating to the waiver of some past defaults or covenants, except to increase the required level of consents needed to approve a change to the indenture.
Defeasance
     We may defease the debt securities of a series, which means we would satisfy our duties under such series before maturity. We may do so by depositing with the trustee, in trust for the benefit of the holders, sufficient funds to pay the entire indebtedness on that series, including principal, premium, if any, and interest. Some other conditions must be met before we may do so. We must also deliver an opinion of counsel to the effect that the holders of such series will have no federal income tax consequences as a result of such deposit.
Conversion
     Debt securities may be convertible into or exchangeable for common shares, preferred shares or debt securities of another series. The supplement will describe the terms of any conversion rights. To protect our status as a REIT, debt securities are not convertible if, as a result of a conversion, any person would then be deemed to own, directly or indirectly, more than 9.8% of our capital shares.
Subordination
     The terms and conditions of any subordination of subordinated debt securities to other of our indebtedness will be described in the supplement. The terms will include a description of the indebtedness ranking senior to the subordinated debt securities, the restrictions on payments to the holders of subordinated debt securities while a default exists with respect to senior indebtedness, any restrictions on payments to the holders of the subordinated debt securities following an event of default and provisions requiring holders of the subordinated debt securities to remit payments to holders of senior indebtedness.
     Because of the subordination, if we become insolvent, holders of subordinated debt securities may recover less, ratably, than other of our creditors, including holders of senior indebtedness.
PLAN OF DISTRIBUTION
     We may offer securities directly or through underwriters, dealers or agents. The supplement will identify those underwriters, dealers or agents and will describe the plan of distribution, including commissions to be paid. If we do not name a firm in the supplement, the firm may not directly or indirectly participate in any underwriting of those securities, although it may participate in the distribution of securities under circumstances entitling it to a dealer’s allowance or agent’s commission.
     An underwriting agreement will entitle the underwriters to indemnification against specified civil liabilities under the federal securities laws and other laws. The underwriters’ obligations to purchase securities will be subject to specified conditions and generally will require them to purchase all of the securities if any are purchased.
     Unless otherwise noted in the supplement, the securities will be offered by the underwriters, if any, when, as and if issued by us, delivered to and accepted by the underwriters and subject to their right to reject orders in whole or in part.
     We may sell securities to dealers, as principals. Those dealers then may resell the securities to the public at varying prices set by those dealers from time to time.
     We may also offer securities through agents. Agents generally act on a “best efforts” basis during their appointment, meaning they are not obligated to purchase securities.
     Dealers and agents may be entitled to indemnification as underwriters by us against some liabilities under the federal securities laws and other laws.
     We or the underwriters or the agent may solicit offers by institutions approved by us to purchase securities under contracts providing for further payment. Permitted institutions include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. Certain conditions apply to those purchases.
     An underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions permit bidders to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. The underwriters may engage in any activities on any exchange or other market in which the securities may be traded. If commenced, the underwriters may discontinue those activities at any time.
     The supplement or pricing supplement, as applicable, will set forth the anticipated delivery date of the securities being sold at such time.
     Selling securityholders may use this prospectus in connection with resales of the securities. The applicable prospectus supplement will identify the selling securityholders and the terms of the securities. Selling securityholders may be deemed to be underwriters in connection with the securities they resell and any profits on the sales may be deemed to be underwriting discounts and commissions under the Securities Act. The selling securityholders will receive all the proceeds from the sale of the securities. We will not receive any proceeds from sales by selling securityholders.
RATIO OF EARNINGS TO FIXED CHARGES
     The ratio of earnings to fixed charges for each of our last five fiscal years and the three months ended March 31, 2009 are presented below. We computed our ratios of earnings to fixed charges by dividing earnings by fixed charges. For these purposes, earnings have been calculated by adding fixed charges to income from continuing operations before income taxes. Fixed charges consist of interest costs, the interest portion of rental expense, other than on capital leases, estimated to represent the interest factor in this rental expense and the amortization of debt discounts and issue costs.

	Three months
	ended
	March 31,
	2009	Year ended December 31,
	(unaudited)(1)	2008 (2)	2007 (3)	2006 (4)	2005 (4)	2004 (6)
Ratio of earnings to fixed charges	1.14	0.88	1.20	1.73	1.87	1.14

(1)	Earnings include a $166,000 impact related to gain on early retirement of debt. Excluding this impact, the ratio would be 1.13.

(2)	We would have needed to generate additional earnings of $19,871,000 to achieve a coverage of one-to-one in 2008. Earnings include a $51,323,000 impact related to impairment loss on land, a $13,566,000 impact related to gain on early retirement of debt, and a $2,929,000 impact related to gain on sale of properties, including land. Excluding these impacts, the ratio would be 1.09.

(3)	Earnings include a $1,447,000 impact related to impairment loss on land. Excluding this impact, the ratio would be 1.21.

(4)	Earnings include a $97,452,000 impact related to gain on sale of properties, including land. Excluding this impact, the ratio would be 1.08.

(5)	Earnings include a $132,914,000 impact related to gain on sale of properties, including land. Excluding this impact, the ratio would be 0.92.

(6)	Earnings include a $1,642,000 impact related to gain on sale of properties, including land. Excluding this impact, the ratio would be 1.12.

FEDERAL INCOME TAX CONSIDERATIONS AND CONSEQUENCES OF YOUR INVESTMENT
     The following is a general summary of the material federal income tax considerations associated with an investment in the securities. The summary is based on current law. It is not tax advice and presents general information only. The summary does not deal with particular types of securityholders subject to special treatment under the Internal Revenue Code, such as insurance companies, financial institutions and broker-dealers. In addition, the summary is not exhaustive of all possible tax considerations. Your actual tax consequences as a taxpayer can be complicated and will depend on your specific situation, including variables you cannot control. You should consult your own tax advisor for a full understanding of the tax consequences of the purchase, holding and sale of the securities. You should also consult your tax advisor to determine the effect of any potential changes in applicable tax laws. The Internal Revenue Code provisions governing the federal income tax treatment of REITs are highly technical and complex, and the summary is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof. The following discussion is based upon current law and on representations from us concerning our compliance with the requirements for qualification as a REIT.
     We urge you, as a prospective investor, to consult your own tax advisor with respect to the specific federal, state, local, foreign and other tax consequences to you of the purchase, holding and sale of our securities.
     We have elected to be taxed as a REIT under the Internal Revenue Code since our taxable year ended December 31, 1993. We believe that we have been organized and have operated in a manner that qualifies for taxation as a REIT under the Internal Revenue Code. We also believe that we will continue to operate in a manner that will preserve our status as a REIT. We cannot, however, assure you that these requirements will be met in the future.
     We have not requested a ruling from the Internal Revenue Service regarding our REIT status. However, we have received an opinion from the law firm of Locke Lord Bissell & Liddell LLP to the effect that:
•	we have met the requirements for qualification and taxation as a REIT for each taxable year commencing with the taxable year ended December 31, 1993;
•	our diversity of equity ownership, operations through the date of the opinion and proposed method of operation should allow us to qualify as a REIT for the taxable year ending December 31, 2009; and
•	the discussion regarding “Federal Income Tax Considerations and Consequences of Your Investment” set forth in this section, to the extent that it describes matters of law or legal conclusions, is correct in all material respects.
     The opinion is expressed as of its date and Locke Lord Bissell & Liddell LLP has no obligation to advise us of any change in applicable law or of any matters stated, represented or assumed, after the date of this opinion.
     You should be aware that opinions of counsel are not binding upon the Internal Revenue Service or any court. Our opinion of counsel is based upon factual representations and covenants made by us regarding the past, present and future conduct of our business operations. Furthermore, our opinion of counsel regarding our continued qualification as a REIT is conditioned upon, and our continued qualification as a REIT will depend on, our ability to meet, through actual annual operating results, the various REIT qualification tests under the Internal Revenue Code.
     In addition, we cannot assure you that new legislation, regulations or administrative interpretations will not change the tax laws with respect to our qualification as a REIT or any other matter discussed herein.
Federal Income Taxation of the Company
     As long as we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on that portion of our ordinary income or capital gain that is currently distributed to shareholders. The REIT provisions of the Internal Revenue Code generally allow us to deduct dividends paid to our shareholders. The deduction for dividends paid to shareholders substantially eliminates the federal “double taxation” of earnings generally applicable to corporations. When we use the term “double taxation,” we refer to taxation of corporate income at two levels, taxation at the corporate level when the corporation must pay tax on the income it has earned and taxation again at the shareholder level when the shareholder pays taxes on the distributions it receives from the corporation’s income in the way of dividends. Additionally, a REIT may elect to retain and pay taxes on a designated amount of its net long-term capital gains, in which case the shareholders of the REIT will include their proportionate share of the undistributed long-term capital gains in income and receive a credit or refund for their share of the tax paid by the REIT.
     Even if we qualify for taxation as a REIT, we will be subject to federal income tax as follows:
•	We will be taxed at regular corporate rates on our undistributed REIT taxable income, including undistributed net capital gain.
•	Under some circumstances, we may be subject to the “alternative minimum tax” as a consequence of our items of tax preference.
•	We will be taxed at the highest corporate rate on our net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business and other non-qualifying income from foreclosure property. Foreclosure property is, in general, any real property and any personal property incident to real property acquired through foreclosure or deed in lieu of foreclosure.
•	We will be subject to a 100% tax on any net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property.
•	If we fail to satisfy the 75% or 95% gross income test under the REIT provisions of the Internal Revenue Code, but have maintained our qualification as a REIT, we will be subject to a tax equal to the greater of the excess of 95% of our gross income over the amount of our gross income that is qualifying income for purposes of the 95% test or the excess of 75% of our gross income over the amount of our gross income that is qualifying income for purposes of the 75% test, multiplied by a fraction intended to reflect our profitability.
•	If we fail, in more than a de minimis fashion, to satisfy one or more of the asset tests under the REIT provisions of the Internal Revenue Code for any quarter of a taxable year, but nonetheless continue to qualify as a REIT because we qualify under certain relief provisions, we may be required to pay a tax of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset test.
•	If we fail to satisfy one or more of the requirements for REIT qualification under the REIT provisions of the Internal Revenue Code (other than the income tests or the asset tests), we nevertheless may avoid termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements.
•	If we fail to distribute during each year at least the sum of (a) 85% of our ordinary income for such year, (b) 95% of our capital gain net income for such year and (c) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.
•	If (a) we acquire any asset from a C corporation, which is a corporation subject to full corporate level tax, in a carryover-basis transaction, and (b) we subsequently recognize gain on the disposition of this asset during the 10-year period beginning on the date on which we acquire the asset, then the excess of the fair market value of the asset as of the beginning of the 10-year period over our adjusted basis in the asset at that time will be subject to tax at the highest regular corporate rate, under guidelines issued by the Internal Revenue Service.

REIT Qualification
     Organizational Requirements. The Internal Revenue Code defines a REIT as a corporation, trust or association that meets the following conditions:
1.	it is managed by one or more trustees or directors;
2.	its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest;
3.	it would be taxable as a domestic corporation but for the REIT requirements;
4.	it is neither a financial institution nor an insurance company;
5.	its beneficial ownership is held by 100 or more persons; and
6.	during the last half of each taxable year, five or fewer individuals do not own, directly or indirectly, more than 50% in value of its outstanding stock, taking into account applicable attribution rules.
     In addition, other tests, described below, regarding the nature of income and assets of the REIT also must be satisfied. The Internal Revenue Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year. Condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) will not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of conditions (5) and (6), pension funds and particular other tax-exempt entities are treated as individuals, subject to an exception in the case of condition (6) that looks through the fund or entity to actual participants of the fund or beneficial owners of the entity in determining the number of owners of the outstanding stock.
     Our declaration of trust currently includes restrictions regarding transfers of capital shares, which restrictions are intended, among other things, to assist us in continuing to satisfy conditions (5) and (6). In rendering its opinion that we have met the requirements for qualification and taxation as a REIT, Locke Lord Bissell & Liddell LLP is relying on our representations that the ownership of our capital shares will satisfy conditions (5) and (6). There can be no assurance, however, that the restrictions in our declaration of trust will, as a matter of law, preclude us from failing to satisfy those conditions or that a transfer in violation of those restrictions would not cause us to fail these conditions.
     If a REIT owns a qualified REIT subsidiary, the Internal Revenue Code provides that the qualified REIT subsidiary is disregarded for federal income tax purposes. Thus, all assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary are treated as assets, liabilities and these items of the REIT itself. When we use the term “qualified REIT subsidiary,” we mean a corporation, other than a taxable REIT subsidiary, all of the shares of which are held by the REIT. We own, directly or indirectly, 100% of the shares of several corporations which constitute qualified REIT subsidiaries. Thus, all of the assets, liabilities and items of income, deduction and credit of these qualified REIT subsidiaries will be treated as our assets and liabilities and our items of income, deduction and credit. Unless the context requires otherwise, all references to “we,” “us” and “our company” in this “Federal Income Tax Considerations and Consequences of Your Investment” section, refer to Camden Property Trust and its qualified REIT subsidiaries.
     In the case of a REIT that is a partner in a partnership, Treasury Regulations issued by the United States Treasury Department provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to this share. A REIT’s proportionate share of the assets of the partnership will be determined based on the REIT’s capital interest in the partnership. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and asset tests. Thus, our proportionate share of the assets, liabilities and items of income of

Camden Operating, L.P. and Camden Summit Partnership, L.P. (collectively, the “Operating Partnerships”) and any other entity taxable as a partnership for federal income tax purposes in which we hold an interest will be treated as our assets and liabilities and our items of income for purposes of applying the requirements described in this section. The assets, liabilities and items of income of the Operating Partnerships and any other entity taxable as a partnership for federal income tax purposes in which we hold an interest include the Operating Partnerships’ and each such entity’s share of the assets and liabilities and items of income with respect to any entity taxable as a partnership in which they hold an interest.
     Income Tests. In general, in order to qualify as a REIT, we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from real estate sources and from dividends, interest and gain from the sale or disposition of stock or securities or from any combination of the foregoing. We must also derive at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property including rents from real property, interest on obligations secured by mortgages on real property and, in particular circumstances, interest from particular types of temporary investments. Additionally, with respect to each of our tax years beginning on or before January 1, 1997, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain from the sale or other disposition of real property held for less than four years apart from involuntary conversions and sales of foreclosure property must have represented less than 30% of our gross income including gross income from prohibited transactions for each such taxable year.
     Rent derived from leases will be qualifying income under the REIT requirements, provided several requirements are satisfied. First, a lease may not have the effect of giving us a share of the income or profits of the lessee. Second, the rent attributable to personal property that is leased in connection with a lease of real property must not exceed 15% of the total rent received under the lease. If so, the portion of rent attributable to the personal property will not qualify as rents from real property. The test to determine the rent attributable to personal property that is leased in connection with a lease of real property is based on relative fair market values. Third, in general, rents received from a related party tenant will not qualify as rents from real property. For these purposes, a tenant will be a related party tenant if the REIT, directly or indirectly, actually or constructively, owns 10% or more of the tenant. However, we may lease property to a taxable REIT subsidiary and the rents received from that subsidiary will not be disqualified from being rents from real property by reason of our ownership interest in the subsidiary. We can avail ourselves of this exception to the related party rent rules so long as at least 90% of the leased space of the property is rented to persons who are not related parties or taxable REIT subsidiaries and the taxable REIT subsidiary pays commercially reasonable rent which is substantially comparable to the rent paid by third parties. A taxable REIT subsidiary includes a corporation other than a REIT in which a REIT directly or indirectly holds stock and that has made a joint election with the REIT to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary will be subject to federal income tax at regular corporate rates. Fourth, the REIT generally must not operate or manage its property or furnish or render services to tenants. However, the REIT may provide customary services or provide non-customary services through an independent contractor who is adequately compensated and from whom the REIT derives no income or a taxable REIT subsidiary. Also, the REIT may provide non-customary services with respect to its properties as long as the income from the provision of these services with regard to each property does not exceed 1% of all amounts received by the REIT from each property. The REIT may provide or furnish non-customary services through a taxable REIT subsidiary. Finally, all leases must also qualify as “true” leases for federal income tax purposes, and not as service contracts, joint ventures or other types of arrangements.
     We have not charged, and do not anticipate charging, rent that is based in whole or in part on the income or profits of any person. We have not derived, and do not anticipate deriving, rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents.
     We have provided and will provide services with respect to our multifamily apartment communities. We believe the services with respect to our communities that have been and will be provided by us are usually or customarily rendered in connection with the rental of space for occupancy only and are not otherwise rendered to particular tenants; and income from the provision of other kinds of services with respect to a given property has not and will not exceed 1% of all amounts received by us from such property. Therefore, we believe the provision of such services has not and will not cause rents received with respect to our communities to fail to qualify as rents from real property. We believe services with respect to our communities that we believe may not be provided by us directly without jeopardizing the qualification of rent as rents from real property have been and will be performed by independent contractors, or taxable REIT subsidiaries.
     The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person. However, interest generally includes the following:
•	an amount that is based on a fixed percentage or percentages of receipts or sales; and
•	an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.
     If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.
     Interest on debt secured by mortgages on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date that our commitment to make the loan becomes binding, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will bear the same relationship to the total interest income as the principal amount of the loan that is not secured by real property bears to the total amount of the loan.
     Some of our mezzanine loans may not be secured by real property. Our interest income from those loans is and will be qualifying income for purposes of the 95% gross income test, but may not be qualifying income for purposes of the 75% gross income test. In addition, the loan amount of a mortgage loan that we own may exceed the value of the real property securing the loan. In that case, a portion of the income from the loan will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. It also is possible that, in some instances, the interest income from a mortgage loan may be based in part on the borrower’s profits or net income. That scenario generally will cause the income from the loan to be non-qualifying income for purposes of both gross income tests.
     We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify for purposes of the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:
•	that is acquired by a REIT as the result of the REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;
•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and
•	for which the REIT makes a proper election to treat the property as foreclosure property.
     However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;
•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or
•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.
     We do not anticipate that we will receive any income from property acquired through foreclosure that is not qualifying income for purposes of the 75% gross income test, but if we do receive any such income, we will make an election to treat the related property as foreclosure property. In addition, we anticipate that any income we receive with respect to a property that is not eligible for a foreclosure property election will be qualifying income for purposes of both gross income tests.
     We may recognize taxable income without receiving a corresponding cash distribution if we foreclose on or make a significant modification to a loan, to the extent that the fair market value of the underlying property or the principal amount of the modified loan, as applicable, exceeds our basis in the original loan.
     If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are eligible for relief under the Internal Revenue Code. These relief provisions generally will be available if:
•	our failure to meet these tests was due to reasonable cause and not due to willful neglect; and
•	we file a description of each item in our gross income in accordance with the regulations prescribed by Treasury.
     It is not possible, however, to state whether, in all circumstances, we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur exceeds the limits on such income, the Internal Revenue Service could conclude that our failure to satisfy the tests was not due to reasonable cause. As discussed above, even if these relief provisions apply, a tax would be imposed with respect to the excess net income.
     Asset Tests. On the last day of each calendar quarter, we must meet four tests concerning the nature of our assets. First, at least 75% of the value of our total assets generally must consist of real estate assets, cash, cash items and government securities. For this purpose, “real estate assets” include interests in real property, interests in loans secured by mortgages on real property or by certain interests in real property, shares in other REITs and particular options, but exclude mineral, oil or gas royalty interests. The temporary investment of new capital in debt instruments also qualifies under this 75% asset test, but only for the one-year period beginning on the date we receive the new capital. Second, no more than 25% of our total assets may be represented by securities, other than securities in the 75% asset class. Third, with regard to these securities, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets, unless the issuer is a taxable REIT subsidiary, and we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities, unless the issuer is a taxable REIT subsidiary or we can avail ourselves of a safe harbor for “straight debt.” Fourth, no more than 25% of our total assets may be represented by securities of one or more taxable REIT subsidiaries. We must satisfy the asset tests at the close of each quarter. If we fail an asset test as of the close of the quarter due to the acquisition of securities or other property during the quarter, we may satisfy this test by disposing of the securities or other non-qualifying property within the 30-day period following the close of that quarter. We cannot assure you that the Internal Revenue Service will not challenge our compliance with these tests. If we hold assets in violation of the applicable asset tests, we would be disqualified as a REIT.
     We currently own more than 10% of the total value of the outstanding securities of several subsidiaries. Each of these subsidiaries has elected to be a taxable REIT subsidiary. It should be noted that the Internal Revenue

Code contains two provisions that ensure that taxable REIT subsidiaries are subject to an appropriate level of federal income taxation. First, taxable REIT subsidiaries are limited in their ability to deduct interest payments made to an affiliated REIT. Second, if a taxable REIT subsidiary pays an amount to a REIT that exceeds the amount that would be paid to an unrelated party in an arm’s-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess.
     We believe our mortgage loans are qualifying assets for purposes of the 75% asset test. However, if the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, a portion of such loan likely will not be a qualifying real estate asset under the federal income tax laws. The non-qualifying portion of that mortgage loan will be equal to the portion of the loan amount that exceeds the value of the associated real property. Accordingly, our mezzanine loans will not be qualifying assets for purposes of the 75% asset test to the extent that they are not secured by mortgages on real property.
     If we fail to satisfy one or more of the asset tests for any quarter of a taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the Internal Revenue Code. These relief provisions generally will be available for failures of the 5% asset test and the 10% asset tests if (i) the failure is due to the ownership of assets that do not exceed the lesser of 1% of our total assets or $10 million, and the failure is corrected within 6 months following the quarter in which it was discovered, or (ii) the failure is due to ownership of assets that exceed the amount in (i) above, the failure is due to reasonable cause and not due to willful neglect, we file a schedule with a description of each asset causing the failure in accordance with regulations prescribed by the Treasury, the failure is corrected within 6 months following the quarter in which it was discovered, and we pay a tax consisting of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset test. We may not qualify for the relief provisions in all circumstances.
     Other Restrictions. The REIT requirements impose a number of other restrictions on our operations. For example, any net income that we derive from sales of property in the ordinary course of business, other than inventory acquired by reason of some foreclosures, is subject to a 100% tax unless eligible under a safe harbor.
     Distributions. Due to minimum distribution requirements, we must generally distribute each year an amount at least equal to:
•	the sum of (a) 90% of our REIT taxable income, as computed without regard to the dividends-paid deduction or our capital gains, and (b) 90% of our net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property; minus
•	the sum of specific items of noncash income.
     This distribution must be paid in the taxable year to which it relates, or in the following taxable year, if declared before we timely file our federal income tax return for that year and if paid on or before the first regular dividend payment after that declaration. Capital gain dividends are not included in the calculation to determine whether we satisfy the above-described distribution requirement. In general, a capital gain dividend is a dividend attributable to net capital gain recognized by us and properly designated as such.
     Even if we satisfy the foregoing distribution requirement, to the extent that we do not distribute all of our net capital gain or REIT taxable income as adjusted, we will be subject to tax on this gain or income at regular capital gains or ordinary corporate tax rates. Furthermore, if we fail to distribute during each calendar year at least the sum of:
•	85% of our ordinary income for that year;
•	95% of our capital gain net income for that year; and
•	any undistributed taxable income from prior periods,
we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed. In addition, during our recognition period, if we dispose of any asset subject to the rules regarding built-in gain, under guidance issued by the Internal Revenue Service, we will be required to distribute at least 90% of any after-tax built-in gain recognized on the disposition of the asset. The term “built-in-gain” refers to the excess of (a) the fair market value of the asset as of the beginning of the applicable recognition period over (b) the adjusted basis in such asset as of the beginning of such recognition period.
     Typically, our REIT taxable income is less than our cash flow due to the allowance of depreciation and other noncash charges in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement. However, from time to time, we may not have sufficient cash or other liquid assets to meet this distribution requirement or to distribute a greater amount as may be necessary to avoid income and excise taxation. This may occur because of:
•	timing differences between the actual receipt of income and the actual payment of deductible expenses and the inclusion of this income and the deduction of these expenses in arriving at our taxable income, or
•	as a result of nondeductible expenditures, such as principal amortization or capital expenditures, including any reinvestment of proceeds received from the sale of our properties, other than in a tax-free exchange, in excess of noncash deductions.
     If these timing differences occur, or if our nondeductible expenditures exceed our noncash deductions, we may find it necessary to arrange for borrowings or, if possible, pay taxable stock dividends in order to meet the dividend requirement.
     Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying dividends to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. We will refer to these dividends as “deficiency dividends.” Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. We will, however, be required to pay interest and any applicable penalties based upon the amount of any deficiency.
     Certain Income From Mortgage Loans. We will recognize taxable income in advance of the related cash flow if any of our mortgage loans are deemed to have original issue discount. We generally must accrue original issue discount based on a constant yield method that takes into account projected prepayments but that defers taking into account credit losses until they are actually incurred.
     We may be required to recognize the amount of any payment projected to be made pursuant to a provision in a mortgage loan that entitles us to share in the gain from the sale of, or the appreciation in, the mortgaged property over the term of the related loan, even though we may not receive the related cash until the maturity of the loan.
Relief From Certain Failures of the REIT Qualification Provisions
     If we fail to satisfy one or more of the requirements for REIT qualification (other than the income tests or the asset tests), we nevertheless may avoid termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements. We may not qualify for this relief provision in all circumstances.
Failure to Qualify as a REIT
     If we fail to qualify for taxation as a REIT in any taxable year and relief provisions do not apply, the following consequences will occur:
•	we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates;
•	we will be unable to deduct distributions to our shareholders;
•	we will not be required to make shareholder distributions;

•	to the extent that we make distributions from our current and accumulated earnings and profits, the distributions will be dividends, taxable to our shareholders as ordinary income;
•	subject to the limitations of the Internal Revenue Code, our corporate shareholders may be eligible for the dividends-received deduction; and
•	unless we are entitled to relief under specific statutory provisions, we will be disqualified from qualification as a REIT for the four taxable years following the year during which qualification is lost.
     It is not possible to state whether in all circumstances we would be entitled to statutory relief.
Taxation of Taxable U.S. Shareholders
     As used below, the term “U.S. Shareholder” means a security holder who for United States federal income tax purposes is:
•	a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation under U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia;
•	an estate whose income is subject to United States federal income taxation regardless of its source; or
•	any trust with respect to which (A) a United States court is able to exercise primary supervision over the administration of such trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to be continue to be treated as United States persons, shall be considered U.S. Shareholders.
     If a partnership, including an entity that is treated as a partnership for United States federal income tax purposes, is a beneficial owner of our shares, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our securities.
     Distributions Generally. As long as we qualify as a REIT, any distributions that we make to our shareholders out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, will constitute dividends taxable to our taxable U.S. Shareholders as ordinary income. Individuals receiving “qualified dividends” from domestic and certain qualifying foreign subchapter C corporations may be entitled to lower rates on dividends (at rates applicable to long-term capital gains, currently at a maximum rate of 15%) provided certain holding period requirements are met. However, individuals receiving dividend distributions from us, a REIT, will generally not be eligible for the lower rate on dividends except with respect to the portion of any distribution which (a) represents dividends being passed through to us from a corporation in which we own shares (but only if such dividends would be eligible for the recent lower rates on dividends if paid by the corporation to its individual stockholders), including dividends from a taxable REIT subsidiary, (b) is equal to our REIT taxable income (taking into account the dividends paid deduction available to us) less any taxes paid by us on these items during our previous taxable year, or (c) are attributable to built-in gains realized and recognized by us from the disposition of properties acquired by us in certain non-recognition transactions, less any taxes paid by us on these items during our previous taxable year. The lower rates will apply only to the extent we designate a distribution as qualified dividend income in a written notice to you. These distributions will not be eligible for the dividends-received deduction in the case of U.S. Shareholders that are corporations. For purposes of determining whether the distributions we make to holders of shares are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred shares and then to common shares.

     To the extent that we make a distribution to a U.S. Shareholder in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital with respect to the U.S. Shareholder’s common shares or preferred shares. This will reduce the U.S. Shareholder’s adjusted basis and, to the extent that the distribution exceeds the U.S. Shareholder’s adjusted basis in its shares, the excess portion of the distribution will be taxable to the U.S. Shareholder as gain realized from the sale of the shares.
     The Internal Revenue Service will deem us to have sufficient earnings and profits to treat as a dividend any distribution by us up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed above. Moreover, any deficiency dividend will be treated as an ordinary or capital gain dividend, as the case may be, regardless of our earnings and profits. As a result, shareholders may be required to treat particular distributions that would otherwise result in a tax-free return of capital as taxable dividends.
     If we make distributions to a shareholder in excess of the U.S. Shareholder’s adjusted basis in its common shares or preferred shares, and if the applicable shares have been held as a capital asset, the distributions will be taxable as capital gains. If held for more than one year, this gain will be taxable as long-term capital gain.
     Recent guidance from the Internal Revenue Service allows us to satisfy REIT distribution requirements by distributing up to 90% of a dividend in our capital shares in lieu of paying distributions entirely in cash, as long as certain conditions are satisfied. A shareholder generally must include the sum of the value of the capital shares and the amount of cash received in its gross income as dividend income to the extent that such shareholder’s share of the dividend is made out of such shareholder’s share of the portion of our current and accumulated earnings and profits allocable to such dividend. The value of any capital shares received as part of a dividend generally is equal to the amount of cash that could have been received instead of the capital shares. In the event we pay a portion of a distribution in our capital shares, shareholders generally would be required to pay tax on the entire amount of the distribution, including the portion paid in capital shares, and might have to pay the tax using cash from other sources. A shareholder who receives capital shares pursuant to a dividend generally has a tax basis in such shares equal to the amount of cash that could have been received instead of such shares as described above, and a holding period in such shares that begins on the day following the payment date for the dividend.
     If (a) we declare dividends in October, November, or December of any year that are payable to shareholders of record on a specified date in any of these months, and (b) we actually pay the dividend on or before January 31 of the following calendar year, we will treat such dividends as both paid by us and received by the shareholders on December 31 of that year. Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.
     Capital Gain Distributions. Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. Shareholders as long-term capital gains to the extent that they do not exceed our actual net capital gain for the taxable year without regard to the period for which the U.S. Shareholder has held its shares. U.S. Shareholders that are corporations may, however, be required to treat up to 20% of particular capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.
     The 15% reduced maximum tax rate on “qualified dividends” and certain long-term capital gains, as described above, was provided in the Jobs and Growth Tax Relief Reconciliation Act of 2003 and generally is effective for taxable years ending on or after May 6, 2003 through December 31, 2008. On May 17, 2006, President Bush signed the Tax Relief Extension Reconciliation Act of 2005, which extended this reduction until December 31, 2010. Without future legislative changes, the maximum long-term capital gains and dividend rate discussed above will increase in 2011. This recent legislation could cause stock in non-REIT corporations to be a more attractive investment to individual investors than stock in REITs and could have an adverse effect on the market price of our equity securities.
     Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. Shareholder of our common shares or preferred shares will not be treated as passive activity income. As a result, U.S. Shareholders generally will not be able to apply any “passive losses” against this income or gain. Generally, our distributions that do not constitute a return of capital will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our common shares or preferred shares, however, will sometimes not be treated as investment income.

     Retention of Net Long-Term Capital Gains. We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains received during the year. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we elect to retain net long-term capital gains, a U.S. Shareholder generally would:
•	subject to limitations, include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls;

•	be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. Shareholder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its shares by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a U.S. Shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the Internal Revenue Service.
     Depreciation Recapture. The maximum tax rate imposed on the long-term capital gains of non-corporate taxpayers is 15%, although a 25% maximum tax rate is imposed on the portion of such gains attributable to the prior depreciation claims in respect of depreciable real property held for more than one year and not otherwise treated as ordinary “recapture” income under Section 1250 of the Internal Revenue Code. The Secretary of the Treasury has the authority to prescribe appropriate regulations on how the capital gains rates will apply to sales and exchanges by partnerships and REITs and of interests in partnerships and REITs. Under this authority, the Secretary of the Treasury issued regulations relating to the taxation of capital gains in the case of sales and exchanges of interests of partnerships, S corporation and trusts, but not of interests in REITs. These regulations apply to transfers that occur on or after September 21, 2000. Accordingly, you are urged to consult with your tax advisors with respect to your capital gain tax liability resulting from a distribution or deemed distribution of capital gains from us and a sale by you of our preferred shares or common shares, as applicable.
Sale of Securities
     U.S. Shareholders who sell or exchange securities will generally recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or exchange and the holder’s adjusted basis in the securities for tax purposes. If the securities were held as a capital asset, then this gain or loss will be capital gain or loss. If the securities were held for more than one year, the capital gain or loss will be long-term capital gain or loss. However, any loss recognized by a holder on the sale of common shares or preferred shares held for not more than six months and with respect to which capital gains were required to be included in such holder’s income will be treated as a long-term capital loss, to the extent the U.S. Shareholder received distributions from us that were treated as long-term capital gains.
Taxation of Debt Securities
     Stated Interest and Market Discount. Holders of debt securities will be required to include stated interest on the debt securities in gross income for federal income tax purposes in accordance with their methods of accounting for tax purposes. Purchasers of debt securities should be aware that the holding and disposition of debt securities may be affected by the market discount provisions of the Internal Revenue Code. These rules generally provide that if a holder of a debt security purchases it at a market discount and thereafter recognizes gain on a disposition of the debt security, including a gift or payment on maturity, the lesser of the gain or appreciation, in the case of a gift, and the portion of the market discount that accrued while the debt security was held by the holder will be treated as ordinary interest income at the time of the disposition. For this purpose, a purchase at a market discount includes a purchase after original issuance at a price below the debt security’s stated principal amount. The market discount rules also provide that a holder who acquires a debt security at a market discount and who does not elect to include the market discount in income on a current basis may be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry the debt security until the holder disposes of the debt security in a taxable transaction.
     A holder of a debt security acquired at a market discount may elect to include the market discount in income as the discount on the debt security accrues, either on a straight line basis, or, if elected, on a constant interest rate basis. The current inclusion election, once made, applies to all market discount obligations acquired by the holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service. If a holder of a debt security elects to include market discount in income in accordance with the preceding sentence, the foregoing rules with respect to the recognition of ordinary income on a sale or particular other dispositions of such debt security and the deferral of interest deductions on indebtedness related to such debt security would not apply.
     Amortizable Bond Premium. Generally, if the tax basis of a debt security held as a capital asset exceeds the amount payable at maturity of the debt security, the excess may constitute amortizable bond premium that the holder may elect to amortize under the constant interest rate method and deduct the amortized premium over the period from the holder’s acquisition date to the debt security’s maturity date. A holder who elects to amortize bond premium must reduce the tax basis in the related debt security by the amount of the aggregate deductions allowable for amortizable bond premium.
     The amortizable bond premium deduction is treated as an offset to interest income on the related security for federal income tax purposes. Each prospective purchaser is urged to consult its tax advisor as to the consequences of the treatment of this premium as an offset to interest income for federal income tax purposes.
     Disposition. In general, a holder of a debt security will recognize gain or loss upon the sale, exchange, redemption, payment upon maturity or other taxable disposition of the debt security. The gain or loss is measured by the difference between (a) the amount of cash and the fair market value of property received and (b) the holder’s tax basis in the debt security as increased by any market discount previously included in income by the holder and decreased by any amortizable bond premium deducted over the term of the debt security. However, the amount of cash and the fair market value of other property received excludes cash or other property attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income. Subject to the market discount and amortizable bond premium rules described above, any gain or loss will generally be long-term capital gain or loss, provided the debt security was a capital asset in the hands of the holder and had been held for more than one year.
Backup Withholding on Debt Securities and Shares
     Under the backup withholding rules, a domestic holder of debt securities or shares may be subject to backup withholding with respect to interest or dividends paid on, and gross proceeds from the sale of, the securities unless the holder (a) is a corporation or comes within other specific exempt categories and, when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of debt securities or shares who does not provide us with its current taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the holder’s federal income tax liability.
     We will report to holders of debt securities or shares and the Internal Revenue Service the amount of any interest or dividends paid and any amount withheld with respect to the debt securities or shares during the calendar year.
Effect of Tax Status of the Operating Partnerships on REIT Qualification
     A substantial portion of our investments are through the Operating Partnerships. The Operating Partnerships may involve special tax considerations. These considerations include:

•	the allocations of income and expense items of the Operating Partnerships, which could affect the computation of our taxable income;

•	the status of each Operating Partnership as a partnership, as opposed to an association taxable as a corporation for income tax purposes; and

•	the taking of actions by the Operating Partnerships that could adversely affect our qualification as a REIT.
     In addition, each Operating Partnership owns properties through subsidiary entities taxable as partnerships for federal income tax purposes. These entities have been structured in a manner that is intended to qualify them for taxation as partnerships for federal income tax purposes. If either Operating Partnership or any of the foregoing entities in which an Operating Partnership has an interest were treated as an association taxable as a corporation, we could fail to qualify as a REIT.
Tax Allocations with Respect to Contributed Properties
     When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution. Under Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to this contributed property must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. We will refer to this allocation as the “book-tax difference.” These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.
     In connection with the formation of Camden Operating, L.P., appreciated property was contributed to Camden Operating, L.P. Consequently, the Third Amended and Restated Agreement of Limited Partnership of Camden Operating, L.P. requires tax allocations to be made in a manner consistent with Section 704(c) of the Internal Revenue Code. The Treasury Regulations under Section 704(c) of the Internal Revenue Code provide partnerships with a choice of several methods of accounting for book-tax differences for property contributed on or after December 21, 1993, including the retention of the traditional method that was available under prior law or the election of particular alternative methods. Camden Operating, L.P. has elected the traditional method of Section 704(c) allocations. Under the traditional method, which is the least favorable method from our perspective, the carryover basis of contributed interests in the properties in the hands of Camden Operating, L.P. could cause us (a) to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if such properties were to have a tax basis equal to their fair market value at the time of the contribution and (b) to be allocated taxable gain in the event of a sale of such contributed interests in our properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in Camden Operating, L.P. These allocations possibly could cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with REIT distribution requirements. However, we do not anticipate that this adverse effect will occur.
     Interests in the properties purchased by Camden Operating, L.P., other than in exchange for interests in Camden Operating, L.P., were acquired with an initial tax basis equal to their fair market value. Thus, Section 704(c) of the Internal Revenue Code generally will not apply to these interests.
Special Tax Considerations of Non-U.S. Shareholders and Potential Tax Consequences of Their Investment
     The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders are complex and no attempt will be made herein to provide more than a summary of such rules. If you are a non-U.S. shareholder, you should consult with your own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment by you in the securities, including any reporting requirements.

     Distributions not Attributable to Gain from the Sale or Exchange of a U.S. Real Property Interest. Distributions to non-U.S. Shareholders that are not attributable to gain from sales or exchanges by us of U.S. real property interests and are not designated by us as capital gains dividends will be treated as dividends and result in ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the common shares or preferred shares is treated as effectively connected with the non-U.S. Shareholder’s conduct of a U.S. trade or business, the non-U.S. Shareholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. Shareholders are taxed with respect to these distributions. In the case of a non-U.S. Shareholder that is a non-U.S. corporation, the holder may also be subject to the 30% branch profits tax. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. Shareholder to the extent that these distributions do not exceed the adjusted basis of the non-U.S. Shareholder’s common shares or preferred shares, but rather will reduce the adjusted basis of these shares. To the extent that these distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a non-U.S. Shareholder’s common shares or preferred shares, these distributions will give rise to tax liability if the non-U.S. Shareholder otherwise would be subject to tax on any gain from the sale or disposition of its common shares or preferred shares.
     Distributions Attributable to Gain from the Sale or Exchange of a U.S. Real Property Interest. For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of U.S. real property interests will be taxed to a non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980. Under the Foreign Investment in Real Property Tax Act, distributions attributable to gain from sales of U.S. real property interests are taxed to a non-U.S. Shareholder as if this gain were effectively connected with a U.S. business. Non-U.S. Shareholders thus would be taxed at the normal capital gain rates applicable to U.S. Shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Distributions subject to the Foreign Investment in Real Property Tax Act also may be subject to a 30% branch profits tax in the hands of a non-U.S. corporate shareholder not entitled to treaty relief or exemption.
     The above taxation under the Federal Investment in Real Property Tax Act of distributions attributable to gains from our sales or exchanges of U.S. real property interests (or such gains that are retained and deemed to be distributed) does not apply, provided our common shares are “regularly traded” on an established securities market in the United States (as expected), and the non-U.S. Shareholder does not own more than 5% of the common stock at any time during the taxable year. Instead, such amounts will be taxable as a dividend of ordinary income not effectively connected with a U.S. trade or business.
     Withholding Obligations from Distributions to Non-U.S. Shareholders. Although tax treaties may reduce our withholding obligations, we generally will be required to withhold from distributions to non-U.S. Shareholders, and remit to the Internal Revenue Service, (a) 35% of designated capital gain dividends, or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends and (b) 30% of ordinary dividends paid out of earnings and profits. In addition, if we designate prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions, will be treated as capital gain dividends for purposes of withholding. A distribution in excess of our earnings and profits will be subject to 30% dividend withholding if at the time of the distribution it cannot be determined whether the distribution will be in an amount in excess of our current or accumulated earnings and profits. If we withhold an amount of tax with respect to a distribution to a non-U.S. Shareholder in excess of the shareholder’s U.S. tax liability with respect to this distribution, the non-U.S. Shareholder may file for a refund of the excess from the Internal Revenue Service. Furthermore, the U.S. Treasury Department has issued final Treasury Regulations governing information reporting and certification procedures regarding withholding and backup withholding on some amounts paid to non-U.S. Shareholders.
     Sales of Common Shares or Preferred Shares by a Non-U.S. Shareholder. Gain recognized by a non-U.S. Shareholder upon a sale of its common shares or preferred shares generally will not be taxed under the Foreign Investment in Real Property Tax Act of 1980 if we are a domestically controlled REIT. A domestically controlled REIT is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. It is currently anticipated that we will be a domestically controlled REIT, and, therefore, sales of common shares or preferred shares will not be subject to taxation under the Foreign Investment in Real Property Tax Act. However, because our common shares and preferred shares will be traded publicly, we may not continue to be a domestically controlled REIT. Furthermore, gain not subject to the Foreign Investment in Real Property Tax Act will be taxable to a non-U.S. Shareholder if (a) investment in the common shares or preferred shares is effectively connected with the non-U.S. Shareholder’s U.S. trade or business, in which case the non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain, or (b) the non-U.S. Shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains. If the gain on the sale of common shares or preferred shares were to be subject to taxation under the Foreign Investment in Real Property Tax Act, the non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to this gain. The non-U.S. Shareholder may, however, be subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. In addition, a purchaser of common shares or preferred shares subject to taxation under the Foreign Investment in Real Property Tax Act would generally be required to deduct and withhold a tax equal to 10% of the amount realized on the disposition by a non-U.S. Shareholder. Any amount withheld would be creditable against the non-U.S. Shareholder’s Foreign Investment in Real Property Tax Act tax liability.
State and Local Tax
     We and the holders of our securities may be subject to state and local tax in various states and localities, including those in which we or you transact business, own property or reside. Our and your tax treatment in these jurisdictions may differ from the federal income tax treatment described above. Consequently, as a prospective investor, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in our debt securities and shares.
Taxation of Tax-Exempt Shareholders
     The Internal Revenue Service has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, except for the tax-exempt shareholders described below, if a tax-exempt shareholder does not hold its shares as “debt financed property” within the meaning of the Internal Revenue Code and the shares are not otherwise used in a trade or business, then dividend income received from us will not be unrelated business taxable income to the tax-exempt shareholder. Generally, shares will be “debt financed property” if the exempt holder financed the acquisition of the shares through a borrowing. Similarly, income from the sale of shares will not constitute unrelated business taxable income unless a tax-exempt shareholder has held its shares as “debt financed property” within the meaning of the Internal Revenue Code or has used the shares in its trade or business.
     For tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Internal Revenue Code Section 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly deduct amounts set aside or placed in reserve for specified purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their own tax advisors concerning these “set aside” and reserve requirements. However, a portion of the dividends paid by a “pension held REIT” will be treated as unrelated business taxable income to any trust that:
•	is described in Section 401(a) of the Internal Revenue Code;

•	is tax-exempt under Section 501(a) of the Internal Revenue Code; and

•	holds more than 10% by value of the interests in the REIT.
     Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “qualified trusts.”
     A REIT is a “pension held REIT” if:

•	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by qualified trusts will be treated, for purposes of the “not closely held” requirement, as owned by the actual participants of the trust rather than by the trust itself; and

•	either, (1) at least one such qualified trust holds more than 25% by value of the interests in the REIT, or (2) one or more such qualified trusts, each of which owns more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% by value of the interests in the REIT.
     The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:
•	the unrelated business taxable income earned by the REIT less particular associated expenses, treating the REIT as if it were a qualified trust and therefore subject to tax on its unrelated business taxable income, to

•	the total gross income, less particular associated expenses, of the REIT.
     A de minimis exception applies where the percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as unrelated business taxable income will not apply if the REIT is able to satisfy the “not closely held” requirement without relying upon the “look-through” exception with respect to qualified trusts.
LEGAL MATTERS
     Unless otherwise noted in a supplement, Locke Lord Bissell & Liddell LLP, Dallas, Texas, will pass on the legality of the securities offered through this prospectus.
EXPERTS
     The consolidated financial statements and the related financial statement schedules incorporated by reference from Camden Property Trust’s Annual Report on Form 10-K, as amended by the Current Report on Form 8-K filed on May 5, 2009, and the effectiveness of the Trust’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$ 500,000,000
Camden Property Trust
$ 250,000,000  4.625% Notes due 2021
$ 250,000,000  4.875% Notes due 2023

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers
BofA Merrill Lynch
Deutsche Bank Securities
J.P. Morgan
Credit Suisse
Morgan Stanley
Wells Fargo Securities
Co-Managers
Comerica Securities
Morgan Keegan
PNC Capital Markets LLC
Scotia Capital
SunTrust Robinson Humphrey
US Bancorp
May 31 , 2011